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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                THE BIBB COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               58-2253133
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)



          100 GALLERIA PARKWAY                           30339
               17TH FLOOR                              (ZIP CODE)
            ATLANTA, GEORGIA
    (ADDRESS OF PRINCIPAL EXECUTIVE
                OFFICES)


                                  770-644-7000
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               ----------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                                (TITLE OF CLASS)

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ITEM 1. BUSINESS

  The Bibb Company, a Delaware corporation (the "Company"), is a leading domestic manufacturer and marketer of textile products, principally sheets, pillowcases and other bedding accessories for use in the home, as well as sheets and damask table linen products for use by hotels, hospitals, linen service companies and others serving the hospitality market. The Company also manufactures fabrics for apparel, principally chambray, and specially engineered textile products used primarily in producing high-pressure hoses and conveyor belts. For a description of the Company's corporate history and matters concerning the bankruptcy reorganization (the "Reorganization") of the Company on September 27, 1996 under chapter 11 of title 11 of the United States Code, 11 U.S.C.(S)(S) 101 et seq. (the "Bankruptcy Code"), see "Item 1. Business--Corporate History."

  The Company (formerly known as The New Bibb Company) is the successor to The Bibb Company, a Delaware corporation ("Old Bibb"), as a result of the merger of Old Bibb with and into the Company on September 27, 1996 (the "Merger"). Upon consummation of the Reorganization and Merger, the Company was renamed The Bibb Company. References herein to the business of the Company for periods prior to September 27, 1996 refer to the business of Old Bibb as the predecessor to the business and operations of the Company.

  In February 1997, the Company sold its terry business, which consisted of the manufacture and marketing of bath towels and other terry products (the "Terry Business"), to WestPoint Stevens Inc. In connection therewith, effective September 28, 1996, the Company classified the assets of the Terry Business as assets held for sale, and the results of operations of the Terry Business are, therefore, excluded from the Company's statement of operations for the fourth quarter of 1996.

DESCRIPTION OF THE BUSINESS

 General

  The Company is a vertically integrated textile manufacturer that buys basic raw materials, such as cotton and synthetic fibers, and converts them primarily into finished textile goods ready for marketing. The Company's principal products include: muslin and percale sheets and pillowcases; quilted and nonquilted bedspreads, comforters, slumberbags, draperies and other bedding accessories; damask table linen; chambray, a light-weight, yarn-dyed, woven fabric popular for use in sports and casual wear; and specially-treated engineered yarns and fabrics for industrial uses, such as high-pressure hoses and conveyor belts. Customers consist primarily of national retail chains, such as J.C. Penney Company, Inc. ("J.C. Penney") and Sears Roebuck and Co. ("Sears"), mass merchants, such as Wal-Mart, Kmart and Target, and department stores which resell to consumers at the retail level. In addition, the Company sells to hotels, hospitals, linen service companies and others serving the hospitality market. The Company operates eight manufacturing plants located in the southeastern United States.

PRODUCTS

  The Company's three product divisions are Consumer Products ("Consumer Products"), Apparel Fabrics ("Apparel Fabrics"), and Engineered Products ("Engineered Products").

  Consumer Products. The Consumer Products division manufactures sheets, pillowcases, bedspreads, comforters, draperies, slumberbags and other home furnishing accessories. These products are sold to department stores, national retail chains, mass merchants and distributors and wholesalers, under both private and Company labels. The Royalton(TM) product line of high-quality fully coordinated bed and bath merchandise is being sold to upscale department and specialty stores as part of the Company's continuing effort to expand its share of the home fashions market. Certain of the Company's adult bedding products are sold pursuant to licensing agreements under designer names such as Jessica McClintock(TM) and Joseph Abboud(TM). In addition, the Company also dyes and prints adult bedding products for non-vertically integrated textile manufacturers.


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  The Company is one of the market leaders in juvenile bedding products. Many of the Company's juvenile bedding products are sold bearing themes and characters under licensing agreements and, to a lesser extent, themes and characters developed internally by the Company. Current popular licensed themes and characters include Barbie(TM), Batman(TM) , Space Jam(TM), Looney Tunes(TM) and logos of Major League Baseball teams (Major League Baseball(TM)), National Football League teams (NFL(TM)) and NASCAR(TM).

  Third party licensing agreements are generally for terms of one to three years and may include renewal options.

  The Consumer Products division also produces sheets, pillowcases and other bedding accessories for sale to hotels, hospitals, linen service companies and others serving the hospitality market. The Company concentrates on supplying hotels and other institutions that require higher quality bedding products, such as percales and other higher thread-count fabrics, for greater comfort, longevity and style. The Company believes it is one of the largest suppliers of sheets to the hospitality market. The Consumer Products division also includes the manufacture of damask table linen products ("Table Linens"). These products are sold to hotels, hospitals, linen service companies and others serving the hospitality market.

  Apparel Fabrics. The Company produces cotton and blended fabrics, principally chambray, a light-weight, yarn-dyed, woven fabric popular for use in sports and casual wear. The Company sells Apparel Fabrics products primarily to converters that purchase fabric in relatively small quantities, and services these customers by stocking both finished roll stock for immediate shipment and semi-finished roll stock which can be readily converted in accordance with customer specifications.

  Engineered Products. The Company manufactures and markets specialty yarns and fabrics used primarily in producing high-pressure hoses and conveyor belts. The Company's manufacturing process enhances the rubber adhesion properties of purchased yarn and woven fabric to meet high-performance customer specifications. The Company generally sells its Engineered Products goods to companies which use the specialty yarns and fabrics in the production of their own products or further process or include these products in the goods they sell.

MARKETING AND CUSTOMERS

  The Company principally markets its products throughout North America, primarily through its own in-house sales force from principal sales offices in New York City, Chicago, Dallas, Southern California, Atlanta and Macon. The Company has a salaried sales force (including support personnel) of approximately 80 people, as of February 28, 1997. Compensation of the salaried sales force includes salary and performance-based bonuses. The Company also utilizes independent sales representatives for certain of its products.

  The Company's customers consist primarily of department stores, national retail chains and mass merchants as well as hotels, hospitals, linen service companies and others serving the hospitality market. In 1996, net sales to the Company's ten largest customers were approximately $126 million, or 37.4% of its net sales (excluding sales from the Terry Business for the fourth quarter), compared to approximately $150.5 million, or 38.6% of its net sales, for 1995 (including sales from the Terry Business). Of these, one customer, J.C. Penney, accounted for approximately 11.6% and 11.5% of net sales in 1996 (excluding sales from the Terry Business for the fourth quarter) and 1995, respectively.

  The Company supplies a number of diverse product programs to each of its major customers. The purchasing decisions within a product program are generally not interdependent and, as is common in the industry, the Company has no long-term supply agreement with any of its major customers. Product programs are developed specifically for the customer and are typically carried for a period of one to three years.

COMPETITION

  The textile market is highly competitive, with the degree of competition varying among the Company's product lines.

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  The Company competes with many companies for sales of Consumer Products goods. Its primary competition comes from three of the largest home furnishing textile companies: WestPoint Stevens Inc. ("West Point"), Springs Industries, Inc. ("Springs"), and Fieldcrest Cannon, Inc. ("Fieldcrest"). These competitors are larger than the Company and market a broader array of textile products than the Company. In marketing such products for consumer use, the Company competes primarily on the basis of styling, service and, to a lesser extent, price, and by providing customers with specialized offerings such as licensed products and various "concept" selling programs. In sales to the hospitality market, the Company competes by offering timeliness of delivery and a broad array of styles and fabrics at competitive prices.

  A large number of weaving companies are involved in the production and sale of Apparel Fabrics goods. However, the number producing chambray, the Company's principal apparel fabric, is much smaller. The Company estimates that four firms, including the Company, Spartan Mills, Greenwood Mills and Dan River Mills, Inc., account for a majority of the sales in the chambray market. The Company believes it competes by being very service oriented, offering customers both finished roll stock for immediate shipment and semi-finished roll stock which can be readily converted in accordance with customer specifications.

  The Company competes with a variety of firms in the manufacture and sale of engineered yarns and fabrics. Many competitors are divisions of non-textile manufacturers, such as chemical companies, or end-users, such as tire companies. Competition for Engineered Products goods is based on being able to meet required technical specifications, quality, price and service.

  Management of the Company does not believe that competition from foreign manufacturers has been a significant factor within the Company's principal lines of business. Foreign textile manufacturers have generally concentrated their U.S. marketing efforts on finished apparel products rather than on the types of products manufactured and sold by the Company. However, the Company does face competition from foreign manufacturers in the sale of lower thread-count sheets targeted for the hospitality market, especially lower quality textile products supplied to certain health care institutions and commercial linen suppliers. In response, the Company has concentrated its sales efforts on hotels, hospitals and other institutions which require high level customized quality production, timeliness of delivery and a broad array of styles and fabrics.

RAW MATERIALS

  The Company's operations require substantial quantities of cotton and man-made fibers, both of which have been and are expected to continue to be available in sufficient supply from a wide variety of sources. The Company is not dependent on any one supplier as a source of raw materials. The Company's general procedure is to match cotton purchases with anticipated production requirements. However, when management concludes that a certain grade of cotton may be in short supply or that prices may be substantially higher in the near term, the Company typically buys additional cotton for future delivery. It is the Company's policy not to trade in the futures markets for cotton or any other commodities as a hedge against potential future cost increases due to the level of risk inherent in such practices. Although the Company has always been able to acquire sufficient supplies of cotton for its operations in the past, any shortage in the cotton supply by reason of weather, disease or other factors could adversely affect the Company's operations.

  The price of man-made fibers such as polyester is influenced by demand, manufacturing capacity and costs, petroleum prices, cotton prices and the price of polymers used in producing man-made fibers. Any significant prolonged petrochemical shortages could significantly affect the availability of man-made fibers and cause a substantial increase in demand for cotton, resulting in decreased availability and, possibly, increased price. The Company also utilizes substantial quantities of dyes and chemicals. Dyes and chemicals also have been and are expected to continue to be available in sufficient supply from a wide variety of sources.


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SEASONALITY

  Demand for certain of the Company's products is affected by, among other things, the relative strength or weakness of the retail sales industry. The Company's third and fourth fiscal quarters (July through December) are generally its strongest sales periods due to increased consumer spending during these periods, although this seasonal effect is partially offset by the absence of seasonality in the Company's sales of sheets and Table Linens to the hospitality market. The seasonal nature of the Company's business requires the Company to increase its inventory of certain items to meet the seasonal demand.

BACKLOG

  The Company's backlog of unfilled customer orders was approximately $27,290,000 at March 1, 1997 as compared with approximately $21,979,000 at March 2, 1996 (excluding in both cases orders relating to the Terry Business). The typical lead time required to fill the backlog of customer orders ranges from one week for most Consumer Products to three months for certain Engineered Products.

EMPLOYEES

  The Company employed approximately 3,100 people on March 15, 1997. Of these employees, approximately 2,850 were employed in manufacturing, 80 in sales and 170 in administration. Approximately 300 employees at the Company's Roanoke Rapids, North Carolina facility are covered by a collective bargaining agreement which expires in March 2000. The Company believes that its employee relations are satisfactory.

MANUFACTURING FACILITIES

  The Company's manufacturing process primarily involves the following operations: (i) spinning raw cotton and polyester into yarn; (ii) weaving yarn into fabric; (iii) finishing the fabric; (iv) cutting and sewing and (v) packaging and distributing the product.

  The Company produces its greige (unfinished) goods for Consumer Products (other than Table Linens) at an integrated spinning and weaving plant located in Greenville, South Carolina and for Apparel Fabrics at its weaving plant located in Columbus, Georgia. Greige goods for Consumer Products (other than Table Linens) and Apparel Fabrics are bleached, dyed and printed at the Company's finishing plants located in Juliette, Georgia and Brookneal, Virginia. Cut and sew operations and packaging for Consumer Products (other than Table Linens) are performed at the Company's three cut and sew facilities located in Fort Valley and Sargent, Georgia and Brookneal, Virginia.

  The Company's plant located in Roanoke Rapids, North Carolina produces Table Linens. This plant is an integrated spinning, weaving, dyeing and finishing, fabricating and packaging operation.

  All of the Company's Engineered Products are manufactured at the Porterdale, Georgia facility. Fabrics and yarns are treated to enhance rubber adhesion and other physical property qualities in accordance with customer specifications.

  For more information about the Company's facilities, see "Item 3.
Properties."

ENVIRONMENTAL AND OSHA CONSIDERATIONS

  Since 1970, a wide variety of federal, state, local and foreign environmental laws, regulations and ordinances have been, and continue to be, adopted and amended.

  Some of these laws, regulations and ordinances hold current owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous substances. Because of its operations and the operations of previous owners or operators of certain of its properties and by predecessor owners of

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certain of the businesses, and the use, production and discharge of certain substances at its facilities, the Company is affected by these laws and regulations. Various of the Company's facilities have experienced some level of regulatory scrutiny in the past and are or may be subject to further regulatory inspections or future requests for investigation.

  At the Abbeville facility in South Carolina (which is now closed), the Company has been working with the South Carolina Department of Health and Environmental Control to identify the source of low levels of freon and certain other volatile organic compounds ("VOCs") which were found in a water supply well located on-site.

  At the Company's building on San Carlos Drive in Macon, Georgia, the State of Georgia required a groundwater investigation and remediation relating to the presence of VOCs in the groundwater underlying the facility. Monitoring wells and a pump and treatment system utilizing an air stripper were installed. Additional pumping wells were also added to control the migration off-site of impacted groundwater. The State of Georgia notified the Company that the facility would not be listed on Georgia's Hazardous Site Inventory. Therefore, the Company does not believe that material expenditures for this site will be incurred under the Georgia Hazardous Sites Program. However, there can be no assurance that the Company will not incur costs under some other program or law with respect to this matter.

  On March 27, 1997, the Company received notice from the Georgia Department of Natural Resources, Environmental Protection Division ("EPD"), that its Juliette, Georgia facility has been placed on Georgia's Hazardous Site Inventory as a result of the recent discovery of tetrachloroethene in groundwater at the site. No investigation or other response action has been ordered to date.

  In connection with the removal of former underground storage tanks, in November 1993, at the Roanoke Rapids, North Carolina facility, the Company discovered the presence of petroleum constituents in soils and groundwater. The presence of these constituents in soils and groundwater was reported to the State of North Carolina. At the State's direction, impacted soils were taken off-site for treatment. No active on-site remediation is being required by the State at this time.

  In connection with the removal of former underground storage tanks at the Rockingham, North Carolina plant (which is now closed) in March 1997, the Company discovered the presence of petroleum constituents in soils and groundwater. The presence of these constituents in soils and groundwater was reported to the North Carolina Department of Environment, Health and Natural Resources ("NCDEHNR"). To date, no investigation or remediation has been required by NCDEHNR. As both underground storage tanks were registered with NCDEHNR, the Company anticipates that if any remediation is required, a portion of the investigation and remediation expenses will be reimbursed by the North Carolina Leaking Underground Storage Tank trust fund.

  The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA") (commonly known as Superfund), provides for responses to and liability for releases of hazardous substances into the environment. These obligations are imposed on the current owner or operator of a facility, the owner or operator of a facility at the time of the disposal of hazardous substances at the facility, on anyone who arranged for the treatment or disposal of hazardous substances at the facility, and on any person who accepted hazardous substances for transport to a facility selected by such person. Generally, liability to the government under CERCLA is joint and several.

  The Company has been named as one of several hundred third-party defendants in connection with litigation relating to the Keystone Sanitary Landfill (located in Adams County, Pennsylvania), a federal Superfund matter. The Company is alleged to have disposed of 1,800 cubic yards of material at this site. The United States Environmental Protection Agency reportedly has estimated the total volume of wastes allegedly disposed of at the site by viable potentially responsible parties to be in excess of a half a million cubic yards. The Company disputes its allocated volume, the toxicity of its waste and further contends that its share of responsibility, if any, is minimal. Given the large number of potentially responsible parties and the low volume of waste allocated to

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the Company (even if correct), the Company does not believe that it will incur material costs in connection with this matter. The Company currently anticipates that it will be able to resolve its liability regarding the site for less than $3,000.

  The Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes and require public disclosure related to the use of various hazardous substances. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations thereunder. While the Company believes it is in substantial compliance with these laws and regulations, from time to time the Company receives from various government agencies notifications or complaints that allege violation of requirements which the Company then works to resolve. Except with respect to the Brookneal facility matters described below, no such notice is outstanding and unresolved for which the Company expects to incur material costs. Compliance with environmental laws and regulations also may require the acquisition or modification of permits or other authorizations for certain activities and compliance with various standards or procedural requirements.

  In February, 1996, the Company entered into a Special Order on Consent ("Order") with the Virginia Water Control Board in connection with its wastewater discharge permit at the Brookneal, Virginia facility. The Order requires the Company to undertake certain activities including upgrading its wastewater treatment facilities. The Company estimates that the cost of complying with the Order, including the construction of new wastewater treatment facilities, will be approximately $2,000,000 to be incurred over the next three years. Pursuant to the Order, the Commonwealth of Virginia also agreed that the Company could perform closure of the existing wastewater treatment systems and groundwater remediation relating thereto under the Virginia Voluntary Remediation Program. In addition, on April 10, 1995, the Company had entered into a Voluntary Remediation Agreement with Virginia providing for the investigation and on-site remediation of groundwater and soils. The Company presently estimates that this remediation will cost less than $200,000, although further investigation is ongoing.

  In addition, while the Company believes that its facilities are in substantial compliance with current regulatory standards applicable to air emissions, several of its facilities will be required to obtain new operating permits under the Clean Air Act Amendments of 1990 ("CAAA"). The Company has submitted Title V permit applications under the CAAA with respect to the facilities at Juliette, Georgia, Brookneal, Virginia and Porterdale, Georgia. Synthetic minor permit applications have been submitted for the facilities at Roanoke Rapids, North Carolina, Columbus, Georgia and Greenville, South Carolina. The Company also has provided information regarding its wastewater discharge at the Porterdale, Georgia facility. At this time, the Company cannot estimate when other new air or wastewater standards or permit requirements will be imposed or what technologies or changes in processes the Company may have to install or undertake to achieve compliance with any applicable new requirements at these or its other facilities. However, the Company does not believe that such expenditures are likely to be material.

  The Company's capital expenditures for environmental matters were approximately $200,000 in 1996. The Company has budgeted approximately $300,000 for environmental capital expenditures in 1997 to maintain compliance. See "Item 2. Financial Information--Management's Discussion and Analysis of Financial Condition and Result of Operations."

CORPORATE HISTORY

  The Company was organized as a Delaware corporation in June, 1996. The Company (formerly known as The New Bibb Company) is the successor to Old Bibb as a result of the Merger. Upon consummation of the Reorganization and Merger, the Company was renamed The Bibb Company. Unless the context otherwise requires, the "Company" means The New Bibb Company, Old Bibb (formerly known as The NTC Group, Inc.),

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and its predecessor, The Bibb Company, a Georgia corporation. The Company has been engaged in the manufacturing and marketing of textile products since
1876.

NEGOTIATIONS WITH CREDITORS; REORGANIZATION UNDER THE PLAN

  Beginning in the second quarter of 1995, following Old Bibb's failure to meet certain of its interest payment obligations, representatives of Old Bibb met with representatives of certain holders of Old Bibb's 14% Senior Subordinated Notes due 1999 and 13.875% Senior Subordinated Notes due 1999 (collectively, the "Old Subordinated Notes"), who had formed a steering committee (the "Steering Committee") to discuss the possibility of restructuring Old Bibb's indebtedness.

  Beginning in May, 1995, Old Bibb entered into a series of forbearance agreements with the group of creditors (the "Banks") led by Citibank, North America, Inc., as agent, in which the Banks agreed to, among other things, forbear from exercising their rights with respect to certain events of default under Old Bibb's Credit Agreement dated as of August 4, 1993 as amended, (the "Old Credit Agreement") through the filing of Old Bibb's bankruptcy petition.

  Until February, 1996, representatives of Old Bibb engaged in extensive discussions and negotiations regarding the terms and conditions of a restructuring or reorganization of Old Bibb's outstanding indebtedness with the Steering Committee.

  Old Bibb and each of the specified holders of the Old Subordinated Notes of the Company and NTC Group, Inc. entered into a Restructuring Agreement dated as of February 1, 1996 (the "Restructuring Agreement"). The Restructuring Agreement provided, among other things, that the members of the Steering
Committee: (i) would vote for acceptance of a Plan of Reorganization of Old Bibb (the "Plan") to be entered into with respect to all Old Subordinated Notes owned by such member of the Steering Committee and, accordingly, would tender to Old Bibb an executed and properly-completed ballot in favor of acceptance of the Plan; (ii) would not withdraw or otherwise revoke the ballot referred to in clause (i) above; and (iii) would not vote for or otherwise consent to any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage consummation of the Plan, including, but not limited to, any vote for or recommendation in favor of any alternative plan of reorganization not proposed by Old Bibb under the Bankruptcy Code.

  On July 3, 1996, following receipt of approval by the requisite creditors and securityholders of Old Bibb for a "prepackaged" bankruptcy reorganization, Old Bibb filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 12, 1996, the Bankruptcy Court issued an order confirming the Plan. The Plan was consummated on September 27, 1996 (the "Effective Date").

PRINCIPAL PROVISIONS OF THE PLAN

  On the Effective Date and pursuant to the Plan, the following events, among other things, occurred:

    (i) The Loan and Security Agreement dated as of September 12, 1996, by and among Congress Financial Corporation (Southern), as agent, ("Congress") and the lenders party thereto (Congress and the lenders are collectively referred to herein as the "New Banks") and the Company (the "New Credit Agreement") became operative, thereby providing the Company with a source of financing. On the Effective Date, all outstanding indebtedness to the Banks relating to pre-Effective Date obligations arising under the Old Credit Agreement was repaid (or, in the case of then-outstanding letters of credit, cash collateralized) in full.

    (ii) Each holder of the Company's outstanding 14% Senior Subordinated Notes and 13.875% Senior Subordinated Notes became entitled to receive
  59.9177745 and 57.5877576 shares, respectively, of the Company's Common Stock, $.01 par value per share (the "Common Stock") for each $1,000 principal amount of Old Subordinated Notes held by such holder (the issuances with respect to all Old Subordinated

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  Notes represented in the aggregate approximately 9,500,000 shares, or 95%
  of the Common Stock outstanding as of the Effective Date).

    (iii) Each holder of pre-Merger common stock, (the "Old Common Stock" or "Old Equity Interests") became entitled to receive, in exchange for each share of Old Common Stock, 50.9511043 shares of Common Stock (the issuances with respect to all Old Equity Interests represented in the aggregate approximately 500,000 shares, or 5% of the Common Stock outstanding as of the Effective Date).

THE NEW CREDIT AGREEMENT

  Set forth below is a summary of the terms and provisions of the New Credit Agreement, as currently in effect. Such summary does not purport to be complete and is qualified in its entirety by reference to the New Credit Agreement.

 A. Available Borrowings

  As part of the New Credit Agreement, the Company is entitled to borrow up to a maximum of $110 million principal amount (and up to a maximum of $115 million principal amount during the months of July through November in each calendar year). The borrowings under the New Credit Agreement are in the form of a term loan and revolving loans (including letters of credit of up to $15 million). Borrowings are in the form of a term loan, which was originally in the amount of $25 million and which was subsequently reduced to $15.76 million following the sale of the Terry Business, and the remainder of such borrowings are in the form of revolving loans available to the extent that a sufficient borrowing base is present. The borrowing base for revolving loans is equal to a specific percentage of eligible receivables and eligible inventory in which the New Banks have a perfected first priority security interest subject to applicable reserves.

 B. Interest

  Borrowings under the New Credit Agreement bear interest at a rate per annum equal to, either one (1%) percent per annum above the rate announced from time to time by CoreStates Bank, N.A. as its "prime rate" and increase or decrease by an amount equal to each increase or decrease in such prime rate, effective as of the first day of the month after any such change, or, at the Company's option, a rate of three and one-quarter percent (3.25%) per annum above the Adjusted Eurodollar Rate used by the Agent, subject to the Agent's customary terms applicable to Eurodollar rate-based loans for interest periods of one, two or three months duration as selected by the Company ("Eurodollar Rate Loans"). The Adjusted Eurodollar Rate is calculated based on the average of rates of interest per annum at which CoreStates Bank, N.A. is offered deposits of U.S. dollars in the London interbank market for the applicable interest period, adjusted by the reserve percentage prescribed by governmental authorities as determined by the Agent. The maximum amount of the Eurodollar Rate Loans at any time shall not exceed eighty percent (80%) of the daily average of the principal amount of the loans which is anticipated will be outstanding during the applicable interest period. After maturity or an event of default under the New Credit Agreement or the termination, interest on all loans shall be increased by two percent (2%) per annum above the pre-default rates referred to above. Interest on Eurodollar Rate Loans shall be subject to reduction based upon certain financial performance.

 C. Maturity

  The New Credit Agreement is for a minimum term of three (3) years, expiring on September 27, 1999, subject to one-year extensions, unless terminated by the New Banks or the Company. The New Credit Agreement shall be subject to earlier termination upon an event of default.

 D. Optional Prepayments; Mandatory Repayments

  Under the New Credit Agreement, the Company may repay during the initial three years of the facility all borrowings in full upon payment of specified premiums not to exceed 1% of the amount of the then-existing

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facility. The foregoing premiums are subject to specified reductions in the event of a sale of the Company (by way of all of the Company's stock or substantially all of the Company's assets). The term loan under the New Credit Agreement shall amortize monthly in an amount equal to 1/84th of the original amount of the term loan, with the unpaid balance due upon termination or maturity of such facility.

 E. Security

  As security for its obligations under the New Credit Agreement, the Company granted to the New Banks first priority security interests in substantially all of the assets of the Company, including its receivables.

 F. Covenants

  The New Credit Agreement contains numerous restrictive financial and other covenants, including: (i) restrictions on the incurrence of indebtedness and liens; (ii) restrictions on mergers, acquisitions, asset sales and transactions with affiliates; (iii) restrictions on dividends and distributions; (iv) restrictions on capital expenditures; and (v) financial tests, including, among others, those measuring the Company's debt service coverage ratio, change in minimum net worth, working capital ratio and minimum operating cash flow.

 G. Events of Default

  The New Credit Agreement contains certain standard events of default which include: (i) failure to pay any principal of a note or letter of credit obligation when due or any interest when due; (ii) any representation or warranty made by the Company to the New Banks being false in any material respect when made; and (iii) default in the observance of certain post-confirmation provisions or agreements of the New Credit Agreement. If an event of default occurs, the New Banks may declare all or a portion of the amounts owing under the New Credit Agreement to be immediately due and payable.

ACCOUNTING FOR RESTRUCTURING

  The Company has accounted for the restructuring described herein using the principles of fresh start reporting as required by SOP No. 90-7. Pursuant to such principles, the Company's assets and liabilities have been revalued as of the Effective Date and the assets are stated at their reorganization value (the "Reorganization Value"), which is defined as the value of the Company before considering liabilities.

  The restatement of the Company's assets and liabilities, referred to as fresh start reporting, applies the following principles:

    (1) The Company's Reorganization Value is allocated to its assets as though the Company had been acquired in a transaction reported using the purchase method, under which specific tangible assets and identified intangible assets of the Company are adjusted to their fair market values. If any portion of the Reorganization Value cannot be attributed to specific tangible or identified intangible assets, such portion is reported as an intangible asset identified as "reorganization value in excess of amounts allocable to identifiable assets," and such excess would then be amortized in accordance with applicable financial reporting procedures.

    (2) Each liability existing on the Effective Date, other than deferred taxes, is stated at the present value of the future amounts to be paid thereon as determined by discounting such payments at an appropriate current interest rate, if material.

    (3) Deferred taxes are reported in conformity with generally accepted accounting principles. When realized, benefits from pre-confirmation net operating loss carryforwards reduce the reorganization value in excess of amounts allocable to identifiable assets and other intangibles until such excess is exhausted and thereafter are reported as a direct addition to paid-in capital.

    (4) Changes in accounting principles that will be required in the Company's financial statements within the twelve months following the adoption of fresh start reporting should be adopted at the time the fresh start reporting is adopted.

  Adopting fresh start reporting in essence results in a new reporting entity with no beginning retained earnings or deficit.

RECENT DEVELOPMENTS

 Sale of Terry Business

  On February 21, 1997, the Company completed the sale of the Terry Business to WestPoint Stevens Inc., for aggregate consideration of approximately $38.8 million. The net cash proceeds of the sale, approximately $37 million, were used to reduce indebtedness under the New Credit Facility.

 Appointment of President and Chief Executive Officer

  In August, 1996, Michael L. Fulbright was appointed to serve as President and Chief Executive Officer of Old Bibb. See "Item 5. Directors and Executive Officers."

APPOINTMENT OF DIRECTORS

  Immediately prior to the Merger, C. Scott Bartlett, Jr., Marvin B. Crow, Michael L. Fulbright, Irwin N. Gold, Stewart M. Kasen, George A. Poole, Jr. and James A. Williams were appointed to the Company's Board of Directors. See "Item 5. Directors and Executive Officers."

RISK FACTORS

  In addition to the following considerations, the Company's business and financial condition are dependent on the factors described under "Item 1. Business--Description of the Business," including those matters pertaining to the availability and the price of raw materials, the seasonality and cyclicality of the Company's business and competitive factors.

 Absence of Public Market

  The Company's Common Stock is not currently listed or admitted to unlisted trading privileges on a national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Company also is not aware of any dealer or "market maker" in the Common Stock and, consequently, the trading market for such securities is limited. The Company has filed a preliminary application with The Nasdaq Stock Market to list the Common Stock on the Nasdaq National Market, subject to the satisfaction of certain listing requirements. Notwithstanding the foregoing, the Company is unable to predict whether a more active trading market for the Common Stock will develop. Even if such a market does develop, due to industry and other conditions beyond the control of the Company, there can be no assurance that such a market would continue to exist.

  In addition, holders of Common Stock who are deemed to be "underwriters" as defined in subsection 1145(b) of the Bankruptcy Code or who are otherwise deemed to be "affiliates" of, or persons who exercise "control" over, the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), are unable to freely transfer or sell their shares of Common Stock, except pursuant to an effective registration statement or in reliance on an available exemption from registration under the Securities Act and under equivalent state securities or "blue sky" laws.

 Capital Expenditure Needs

  The Company anticipates it will make significant capital expenditures in the near term to modernize its facilities and reduce operating costs. Capital expenditures are budgeted to be approximately $16 million in 1997, although the Company may seek to finance a portion of its facility modernization program through operating leases or vendor financing. The Company also intends to pursue additional projects, with the intention of financing those projects through operating leases. There can be no assurance that the Company will be able to fund these capital requirements sufficiently to remain competitive.

 Secured Debt; Ability to Refinance

  Although completion of the Reorganization and the sale of the Terry Business have significantly reduced the Company's debt service obligations, the Company's indebtedness pursuant to the New Credit Agreement is substantial in relation to its stockholders' equity. Although no assurances can be given, the Company believes that sufficient cash flow will be generated to meet the Company's operating requirements. However, it is not anticipated that the operations of the Company will generate funds sufficient to pay the entire principal amount due under the New Credit Agreement at maturity. Accordingly, satisfaction of the principal amount of the indebtedness under the New Credit Agreement at maturity will depend in part on the ability of the Company to refinance this facility at maturity, or to raise sufficient capital from other sources to make such payment. However, there can be no assurance that any such refinancing or additional capital can be obtained, or that, if obtained, it will be on terms favorable to the Company and will yield sufficient proceeds to meet the Company's obligations.

  The Company's significant leverage also could limit its ability to withstand competitive pressures and adverse economic conditions, to make acquisitions or to take advantage of significant business opportunities that may arise.

 Competition

  The markets for the Company's products are highly competitive. The Company's products compete with those of a substantial number of companies, many of which are larger and have resources, financial or otherwise, substantially greater than those of the Company. There can be no assurance that the Company will be able to compete effectively with these companies. See "Item 1. Business--Competition."

 Significance of the Retail Sales Industry

  A significant portion of the Company's sales are made to customers in the retail sales industry. Customers consist primarily of national retail chains, such as J.C. Penney and Sears, mass merchants, such as Wal-Mart, Kmart and Target, and department stores which resell to customers at the retail level. Demand for certain of the Company's products is affected by, among other things, the relative strength or weakness of the retail sales industry.

 Environmental Risks

  The Company's operations and properties are subject to federal, state and local laws, rules, regulations and ordinances relating to the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes. The nature of the Company's current and historic operations and that of previous owners and operators of certain of its properties and businesses expose it to the risk of claims with respect to environmental matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims or matters.

  Based upon the Company's experience to date, the Company believes that the future cost of compliance with existing environmental laws, rules, regulations and ordinances will not have a material adverse effect on the

Company's business or financial position. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's results of operations and financial condition. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company which may be material. See "Item 1. Business--Environmental and OSHA Concerns."

 Raw Materials

  One of the principal raw materials used by the Company in the manufacture of its products is cotton in various grades and staple lengths. Because the price of cotton fluctuates over time, the Company is subject to the risk of increased cotton prices that may adversely impact the cost of production and cash flows. See "Item 1. Business--Raw Materials."

 Labor Considerations

  Approximately 10% of the Company's employees, who are located at the Roanoke Rapids facility, are represented by a labor union with which the Company has a collective bargaining agreement. The Company's current union contract expires in March 2000. The Company believes that its wage rates are competitive with other unionized competitors and that its relations with its employees and with its labor unions are generally good. However, there can be no assurance regarding the impact of any future labor contract negotiations on the Company's operating results or operating efficiencies or that work stoppages will not occur in the future in connection with labor negotiations or otherwise. In addition, the Company cannot predict the extent to which labor contracts negotiated in the future by the Company's competitors will influence the Company's labor negotiations in the future. See "Item 1. Business-- Employees."

 Dividends

  The Company does not anticipate having funds available in the foreseeable future to pay cash dividends on any shares of Common Stock. Moreover, the New Credit Agreement prohibits the payment of cash dividends on Common Stock until after the payment in full of the loans made thereunder. See "Item 1. Business--Corporate History--The New Credit Agreement."

ITEM 2. FINANCIAL INFORMATION

 Selected Financial Data

  The following selected financial data of the Company for the fiscal years 1992 through 1996 have been derived from the audited financial statements of the Company. The financial data for the three month periods ended March 29, 1997 and March 30, 1996, are derived from unaudited financial statements. The following data should be read in conjunction with the Financial Statements of the Company and the notes thereto provided as Item 13 of this Registration Statement and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Information for periods subsequent to September 28, 1996 was prepared under the principles of fresh start reporting (see Note 1 to the Financial Statements) and is not comparable to information for prior periods. The Statement of Operations data for the period subsequent to September 28, 1996 excludes the results of the Terry Business (see Note 1 to the Financial Statements), which was sold on February 21, 1997.

                                THE BIBB COMPANY

                            SELECTED FINANCIAL DATA

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                            THREE MONTHS       NINE MONTHS                    YEAR END
                                ENDED             ENDED        --------------------------------------------
                          DECEMBER 28, 1996 SEPTEMBER 28, 1996   1995       1994       1993         1992
                          ----------------- ------------------ ---------  ---------  --------     ---------
Income Statement Data
Net Sales...............      $ 74,174     |     $262,392      $ 389,998  $ 459,192  $487,892     $ 429,896
Cost of Sales...........        66,709     |      239,724        366,040    432,235   410,713       369,751
                              --------     |     --------      ---------  ---------  --------     ---------
Gross Profit............         7,465     |       22,668         23,958     26,957    77,179        60,145
Selling and                                |
 Administrative                            |
 Expenses...............         8,342     |       26,002         34,538     41,765    43,134        38,893
Financial Restructuring                    |
 Advisory Fees..........             0     |            0          1,592          0         0             0
Management Fee to                          |
 NTC(a).................             0     |        1,993          3,368      4,000     4,000         4,000
                              --------     |     --------      ---------  ---------  --------     ---------
Operating (Loss) Profit.          (877)    |       (5,327)       (15,540)   (18,808)   30,045        17,252
Interest Expense                           |
 Senior and Other Debt..        (1,319)    |       (4,850)        (5,627)    (4,095)   (3,495)       (4,131)
 Subordinated Bonds.....             0     |      (11,151)       (22,299)   (22,284)  (22,110)      (22,784)
Interest Income from                       |
 Woods..................             0     |          659          1,172      1,174       586             0
Loan Fee Amortization                      |
 and Expense............          (235)    |       (1,928)        (2,486)    (1,795)   (1,847)       (1,479)
Gain on Sale of                            |
 Investments............             0     |        3,949 (c)          0          0     3,182 (b)         0
Other, net..............          (109)    |       (1,289)        (2,811)    (2,108)   (1,275)          410
                              --------     |     --------      ---------  ---------  --------     ---------
Income (Loss)                              |
 Before Reorganization                     |
  and Extraordinary                        |
  Items (d).............        (2,540)    |      (19,937)       (47,591)   (47,916)    5,086       (10,732)
                              --------     |     --------      ---------  ---------  --------     ---------
Reorganization Items:                      |
 (e)                                       |
 Professional fees and                     |
  Other Expenses........             0     |       (1,423)             0          0         0             0
 Adjust accounts to fair                   |
  value.................             0     |        7,921              0          0         0             0
Extraordinary Items:                       |
 Loss from Retirement of                   |
  Debt in Connection                       |
  with Refinancing......             0     |            0              0          0      (738)            0
 Gain from Discharge of                    |
  Debt in Connection                       |
  with the Plan (f).....             0     |      111,650              0          0         0             0
                              --------     |     --------      ---------  ---------  --------     ---------
Net Income (Loss)                          |
 Available for Common                      |
 Stockholders...........      $ (2,540)    |     $ 98,211      $ (47,591) $ (47,916) $  4,348     $ (10,732)
                              ========     |     ========      =========  =========  ========     =========
Net Income (Loss) per                      |
 Common Share (g).......      $  (0.25)    |     $    --       $     --   $     --   $    --      $     --
Cash Dividends Declared                    |
 per Common Share.......             0     |            0              0          0         0             0
Depreciation and                           |
 Amortization (exclusive                   |
 of loan fee                               |
 amortization)..........         2,610     |        9,582         15,644     14,283    12,239        12,292
Capital Expenditures....         1,658     |        2,940          5,489     11,129    13,807         9,245
Balance Sheet Data (at                     |
 end of period)                            |
  Current Assets........      $169,661     |          --       $  98,134  $ 118,921  $127,354     $ 167,802
  Current Liabilities...        62,759     |          --         289,265    259,296    57,252        52,614
  Working Capital.......       106,902     |          --        (191,131)  (140,375)   70,102       115,188
  Property, Plant and                      |
   Equipment, net.......        58,642     |          --          77,414     85,024    88,064        86,560
  Investment in Woods...             0     |          --          15,270     14,098    14,924        19,898
  Total Assets..........       232,700     |          --         198,638    228,171   238,104       279,638
  Long Term Debt Less                      |
   Current Maturities...        84,093     |          --               0     11,000   175,353       225,542
  Stockholders' Equity                     |
   (Deficit)............      $ 85,848     |          --       $ (90,627) $ (42,125) $  5,499     $   1,482

                         SELECTED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT SHARE DATA)

                               (UNAUDITED)

                                                      THREE MONTHS THREE MONTHS
                                                         ENDED        ENDED
                                                       MARCH 29,    MARCH 30,
                                                          1997         1996
                                                      ------------ ------------
Income Statement Data
Net Sales...........................................    $ 68,052  |  $81,538
Cost of Sales.......................................      62,070  |   73,735
                                                        --------  |  -------
Gross Profit........................................       5,982  |    7,803
Selling and Administrative Expenses.................       6,585  |    8,584
Financial Restructuring Advisory Fees...............           0  |        0
Management Fee to NTC(a)............................           0  |      672
                                                        --------  |  -------
Operating Loss                                              (603) |   (1,453)
Interest Expens                                                   |
 Senior and Other Debt..............................      (1,219) |   (1,259)
 Subordinated Bonds.................................           0  |   (5,575)
Interest Income from Woods..........................           0  |      293
                                                        --------  |  -------
Loan Fee Amortization and Expense...................        (274) |     (156)
Gain on Sale of Investments.........................           0  |    3,685
Other, net..........................................         (95) |     (293)
                                                        --------  |  -------
Loss Before Reorganization and Extraordinary                      |
 Items(d)...........................................    $ (2,191) |  $(4,758)
                                                        --------  |  -------
Reorganization Items:                                             |
 Professional fees and Other Expenses...............           0  |        0
 Adjust accounts to fair value......................           0  |        0
                                                        --------  |  -------
Net Loss Available for Common Stockholders..........    $ (2,191) |  $(4,758)
                                                        ========  |  =======
Net Loss per Common Share(g)........................    $  (0.22) |  $   --
Cash Dividends Declared per Common Share............           0  |        0
Depreciation and Amortization (exclusive of loan fee              |
 amortization)......................................       2,117  |    2,893
Capital Expenditures................................       2,527  |      831
Balance Sheet Data (at end of period)                             |
 Current Assets.....................................    $125,424  |      --
 Current Liabilities................................      50,147  |      --
 Working Capital....................................      75,277  |      --
 Property, Plant and Equipment, net.................      57,546  |      --
 Investments in Woods...............................           0  |      --
 Total Assets.......................................     187,165  |      --
 Long Term Debt Less Current Maturities.............      52,826  |      --
 Stockholders' Equity (Deficit).....................    $ 84,192  |      --

                       NOTES TO SELECTED FINANCIAL DATA

(a) Prior to February 1, 1996, pursuant to a management services agreement dated April 1, 1989 (the "Management Services Agreement"), between the Company and The NTC Group, Inc. ("NTC"), NTC received fees equal to 2% of the Company's average month-end equity book value plus interest-bearing debt. Pursuant to the Restructuring Agreement, during the period between February 1, 1996 and the Effective Date, NTC was entitled to receive management fees under the Management Services Agreement equal to $141,633 per month. Pursuant to the Plan, $1,830,000 of accrued management fees were forgiven by NTC as of September 28, 1996, and the Management Services Agreement was terminated. See "Item 7. Certain Relationships and Related Transactions--Management Services Agreement" and Note 8 to the Financial Statements.

(b) During the year ended January 1, 1994, the Company sold its investment in an unconsolidated subsidiary.

(c) On December 21, 1989, the Company received $11,388,000 in principal amount under a note receivable owed to the Company by TB Woods Incorporated ("Woods"), which was an affiliate of the Company. In 1991, the Company readvanced $5,644,000 to Woods under the note receivable. In 1993, Woods repaid the Company $5,560,000 and the remaining principal was restructured to include two new notes and a warrant, pursuant to which the Company acquired 375,000 shares of common stock of Woods' parent corporation. In August 1994, one of those notes for $2,000,000 was paid in full. During the first quarter of 1996 the Company sold the shares of stock in an underwritten public offering in which it received net proceeds of $4,185,000. See Note 8 to the Financial Statements.

(d) Prior to the Merger, the Company was an "S" Corporation under the Internal Revenue Code. Because all items of income, expense and credit of an "S" Corporation generally pass through to its stockholders, the Company did not pay federal income taxes or certain state and local income taxes during the period it was an "S" Corporation. Effective September 28, 1996, the Company became a "C" Corporation under the Internal Revenue Code and became ineligible to pass through items of income, expense and credit to its stockholders. For the three-months ended December 28, 1996, there was no income tax expense nor benefit recorded. See Note 6 to the Financial Statements.

(e) In connection with the Plan, reorganization items were recorded for professional fees and expenses and for adjustments to certain accounts to reflect fair value.

(f) See Note 5 to the Financial Statements.

(g) Per share amounts for periods prior to September 28, 1996 have not been presented because the amounts for those periods are not meaningful due to the implementation of fresh start reporting. See Note 1 to the Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 General

  The following discussion and analysis of the financial condition and the results of operations should be read in conjunction with the Section herein entitled "Selected Financial Data" and the Financial Statements of the Company and the notes thereto provided as Item 13 of this Registration Statement. The Company's fiscal year ends on the Saturday nearest December 31. References herein to a "fiscal" year mean the Company's 52- or 53-week fiscal year, ending on the Saturday nearest December 31.

  In connection with the completion of the Reorganization and the consummation of the Merger, the Company adopted fresh start reporting, effective as of September 28, 1996. As a result of Fresh Start reporting, the three months ended December 28, 1996, and the nine months ended September 28, 1996, are reported separately in "Selected Financial Data." See the notes to the Financial Statements, in which the Plan and fresh start reporting are described in greater detail. As a result of the implementation of fresh start reporting, analysis and comparison to prior periods of the results of operations for all periods that include the period subsequent to September 28, 1996 are not meaningful. In addition, the Company completed the sale of the Terry Business on February 21, 1997. In connection therewith, the assets of the Terry Business have been classified as assets held for sale, effective September 28, 1996, and, therefore, the results of operations of the Terry Business are excluded from the Company's results of operations from and after such date.

RESULTS OF OPERATIONS

 Fiscal 1996 Compared to Fiscal 1995

  Net sales for 1996 were $336,566,000, compared to $389,998,000 for the prior year, a decrease of $53,432,000 or 13.7%. Sales were lower than the prior year principally due to (i) the Company's decision in 1995 to down-size the Terry Business and reduce sales of lower margin terry products which, through the first nine months of 1995, had accounted for approximately $13,000,000 in sales, (ii) the exclusion from fourth quarter 1996 sales of $19,982,000 in sales from the Terry Business, as a result of the reclassification of that product group, and (iii) the Company's decision to de-emphasize its marketing and sales of lower-margin commodity bedding, which had accounted for approximately $19,000,000 in net sales during 1995. The lower-margin commodity bedding market is not generally characterized by differentiation in design and printing quality, which have generally been the Company's principal competitive features. In addition, commodity bedding products tend to be characterized by seasonal demands, high risk inventory or limited gross profit. Accordingly, the Company determined to de-emphasize those commodity products in favor of a focus on its core bedding products, which are characterized by higher design and quality requirements and higher margin opportunities. The Company does not anticipate that this change in emphasis will have any material adverse effect on the Company's sales in the future.

  Gross profits for 1996 were $30,133,000 compared to $23,958,000 for the prior year, an increase of $6,175,000. Gross profit as a percentage of net sales increased to 9.0% for 1996 from 6.1% for the prior year. The increase in 1996 was principally attributable to a shift in product mix toward higher-margin products, consistent with the Company's decision to de-emphasize commodity bedding.

  Selling, general and administrative expenses for 1996 were $34,344,000 compared to $36,130,000 for 1995, a decrease of $1,786,000. As a percentage of net sales, selling, general and administrative expenses increased to 10.2% for 1996 from 9.3% for the prior year. The dollar decrease is attributable to the Company's downsizing of its sales force in connection with its decision to de-emphasize its marketing and sales of lower-margin commodity and bedding products, as well as the exclusion of the selling, general and administrative expenses attributable to the Terry Business for the fourth quarter of 1996. The increase as a percentage of net sales is a function of lower overall sales against which such expenses are applied.

  Operating loss for 1996 was $6,204,000, compared to a loss of $15,540,000 in the prior year, representing an improvement of $9,336,000. The improvement is primarily attributable to the increase in gross profit and the decrease in selling, general and administrative expenses, as well as the termination of the Management Services Agreement with NTC as of the Effective Date.

  Interest expense decreased from $27,926,000 in 1995 to $17,320,000 in 1996 as a result of the extinguishment of the long-term debt in the third quarter as part of the Reorganization.

  The gain on sale of investments of $3,949,000 resulted from the sale by the Company of shares of stock of Woods' parent as part of the latter company's initial public offering during the first quarter of 1996.

  The Reorganization item "Professional fees and other expenses" represents a reclassification of expenses related to the Plan. The item "Adjust accounts to fair value" is associated with the implementation of fresh start reporting (See
Note 1 to the Financial Statements and "Accounting for Restructuring").

  Extraordinary Gain of $111,650,000 resulted from the gain on the discharge of long-term debt as a result of the Reorganization, which represented forgiveness of principal and interest, reduced by the estimated fair value of the shares of Common Stock issued pursuant to the Plan.

  As a result of the above factors, net income increased from a net loss of $47,591,000 in prior year to net income of $95,671,000, an increase of $143,262,000.

 Fiscal 1995 Compared to Fiscal 1994

  Net sales for 1995 were $389,998,000 compared to $459,192,000 for the prior year, a decrease of $69,194,000 or 15.1%. Sales were lower than the prior year due to (i) the Company's decision to de-emphasize its marketing and sales of lower-margin commodity bedding and terry products, (ii) lower shipments of bedding products during July caused by a computer systems conversion, and (iii) weaker demand for products from the Apparel Fabrics division.

  Gross profit for 1995 was $23,958,000 compared to $26,957,000 for the prior year, a decrease of $2,999,000. Gross profit as a percentage of net sales increased to 6.1% for 1995 from 5.9% for the prior year. The improvement in the gross profit percentage resulted from improved manufacturing productivity and offset several significant adverse factors, including (i) record cotton costs experienced during the second half of 1995, (ii) costs incurred to close out discontinued commodity bedding and terry products, and (iii) costs incurred to shut two manufacturing facilities and one distribution facility and to downsize other continuing facilities.

  Selling and administrative expenses were $36,130,000 for 1995 compared to $41,765,000 for the prior year, a decrease of $5,635,000. Selling and administrative expenses as a percentage of net sales increased to 9.3% for 1995 from 9.1% for the prior year. The 1995 expenses declined in absolute dollars in conjunction with the downsizing of the Company's sales base. The 1995 expenses also included advisory costs associated with the financial restructuring.

  As a result of the above factors, operating loss for 1995 decreased to $15,540,000 from $18,808,000 in the prior year.

  Interest expense was $27,926,000 in 1995 compared to $26,379,000 in the prior year. Payments in the amount of $2,859,000 in 1995 and $2,107,000 in 1994 made to the purchasers of trust certificates issued in connection with the Company's accounts receivable securitization program (the "Receivables Trust") are included in Other, Net. Interest expense and Other, Net increased due to increases in interest rates.

  As a result of the above factors, net loss decreased to $47,591,000 from $47,916,000 in the prior year.

 Three Months Ended March 29, 1997 Compared to Three Months Ended March 30,
1996

  Net sales for the three months ended March 29, 1997, were $68,052,000 compared to $81,538,000 for the three months ended March 30, 1996, a decrease of $13,486,000 or 16.5%. The prior year sales included sales from the Terry Business of $15,398,000. In conjunction with the sale of the Terry Business, the Company agreed to sell to WestPoint Stevens Inc. certain yarn and greige terry cloth at cost for a period of up to six months. The first quarter of 1997 included sales of $1,705,000 under that agreement.

  The Company's gross profit for the three months ended March 29, 1997 was $5,982,000 or 8.8% of net sales compared to $7,803,000 or 9.6% of net sales for the three months ended March 30, 1996. The decrease in gross margin resulted from approximately $1,300,000 of expenses incurred in the implementation of the plant consolidation plan, announced in January 1997, designed to streamline and reduce the operating costs of the Company's manufacturing facilities and a $400,000 insurance settlement negotiated in the three months ended March 30, 1996. In addition, the Company's gross margin percentage in the first quarter of 1997 was negatively affected by the sales of yarn and greige terry cloth to WestPoint Stevens Inc.

  Selling and administrative expenses for the three months ended March 29, 1997 were $6,585,000 or 9.7% of net sales compared to $8,584,000 or 10.5% of net sales for the three months ended March 30, 1996. The decrease in expenses resulted from the sale of the Terry Business, and continuing benefits from a cost reduction plan implemented during the latter part of 1996. In addition, the Company reduced its management information expenses as a result of (i) completion of a comprehensive computer systems conversion and (ii) a reduction of the Company's computer lease expenses.

  Management fees to affiliate decreased from $672,000 in the three months ended March 30, 1996 to $0 for the three months ended March 29, 1997 as a result of the termination (during the third quarter of 1996) of the Management Services Agreement between the Company and NTC, in conjunction with the Reorganization.

  Operating loss for the three months ended March 29, 1997 improved to a loss of $603,000 from a loss of $1,453,000 in the three months ended March 30, 1996, a decrease of $850,000.

  Interest expense for the three months ended March 29, 1997 was $1,219,000 compared to $6,834,000 for the three months ended March 30, 1996, a decrease of $5,615,000 or 82.2%. Subordinated interest expense of $5,575,000 in the three months ended March 30, 1996, were reduced to $0 in the three months ended March 29, 1997, as part of the Reorganization completed in the third quarter of 1996, which resulted in the extinguishment of all such subordinated debt.

  Interest income on the Woods' note decreased from $293,000 in the three months ended March 30, 1996 to $0 in the three months ended March 29, 1997 due to the prepayment of the note and accrued interest thereon for approximately $10,670,000 during the third quarter of 1996.

  Gain on sale of investment of $3,685,000 in the three months ended March 30, 1996 represents the gain associated with the sale of stock of Woods' parent corporation in an underwritten public offering in February 1996. The Company received net proceeds of $4,185,000 in such offering.

  For the three months ended March 29, 1997, the Company had a net loss of $2,191,000 compared to a net loss of $4,758,000 for the three months ended March 30, 1996.

INFLATION

  The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on its sales or profitability.

LIQUIDITY AND CAPITAL RESOURCES

  General. Prior to the Reorganization, the Company's principal sources of funds were cash flow from operations, borrowings under various debt agreements and the repayment and sale of certain securities of Woods and its parent corporation, which were former affiliates of the Company.

  Following the Reorganization, the Company's principal sources of funds have been, and are expected to continue to be, cash flow from operations and borrowings under the New Credit Agreement. In addition, in February 1997, the Company sold the Terry Business for approximately $38.8 million. The Company received approximately $37 million in net cash proceeds from that sale, all of which was used to repay outstanding indebtedness. The Company determined that a sale of the Terry Business, at a favorable price, was consistent with its approach to de-emphasize its presence in commodity textiles. The Company has no present intention to place any of its other divisions up for sale.

  In the Reorganization, approximately $197 million of the Company's indebtedness, including accrued interest, was forgiven in exchange for the issuance of approximately 9.5 million shares of Common Stock. As a result of the foregiveness of such debt, the Company is expected to achieve an annual savings in interest expense of approximately $22 million.

  As part of the New Credit Agreement, the Company is entitled to borrow up to a maximum of $110 million principal amount (and up to a maximum of $115 million of principal amount during the months July through November in each calendar year), subject to borrowing base availability and applicable revolving loan reserves. See "Item 1. Business--Corporate History--The New Credit Agreement."

  As of March 29, 1997, the Company had approximately $54.8 million in borrowings outstanding under the New Credit Agreement, after repaying approximately $37 million in borrowings thereunder with the net proceeds of the sale of the Terry Business on February 21, 1997. Of the outstanding borrowings, approximately $2.5 million are due during the twelve months ending March 31, 1998. As a result of the Company's sale of the Terry Business, the Company entered into an amendment to the New Credit Agreement on April 25, 1997 which provides for (i) an increase of the Supplemental Capital Expenditures Allowance, as defined therein, from $6 million to $16 million,
(ii) a release of the $10 million term loan reserve, (iii) an adjustment in the formula used to determine the interest rate of the Eurodollar Rate loans, and (iv) changes in the formulas used in determining loan covenant compliance. As of March 29, 1997, the Company had the ability to borrow an additional $13.2 million for general operating requirements under the revolver associated with the New Credit Agreement.

  In 1991, industrial development revenue bonds (the "IRBs") were issued and sold to refinance the purchase of certain of the Company's plants. These IRBs were backed by letters of credit for which the Company was obligated in the amount of approximately $11 million. The Company repaid one of the IRBs in December 1996, in an aggregate amount of $8 million, and repaid the remaining IRB in February 1997, in an aggregate amount of approximately $3 million. The Company does not have any other outstanding IRB obligations.

  Liquidity. The Company experiences significant fluctuations in its working capital requirements primarily associated with its retail customers' late summer and fall inventory purchasing. The Company's primary ongoing cash requirements will be to fund debt service, make capital expenditures and finance working capital. The Company believes that it will generate sufficient cash flow from operations, as supplemented by its available borrowings under the New Credit Agreement and operating leases, to meet anticipated working capital and capital expenditure requirements as well as debt service requirements under the New Credit Agreement, at least until September 1999, the scheduled maturity of the New Credit Agreement.

  Trade Receivables Transaction. In August 1993, the Company had refinanced its senior revolving credit facility (the "Refinancing") and in connection therewith sold its trade accounts receivable, exclusive of certain international and miscellaneous receivables (collectively, the "Receivables"), to BF Funding, with recourse, for a cash purchase price of $50,000,000 (the "Trade Receivables Transaction"). BF Funding transferred the Receivables to a trust in accordance with the terms of an agreement (the "Pooling and Servicing Agreement") dated August 13, 1993 among BF Funding, the Company, and a financial institution, as Trustee thereunder, in exchange for trust certificates, and the trust certificates were sold to investors. The proceeds from the sale were used to pay the Company for the Receivables purchased by BF Funding. During the term of the Trade Receivables Transaction, the cash generated by the receivables was used to make payments to the investors and/or to purchase additional receivables originated by the Company. Payments made to investors were based on a floating rate indexed to the London InterBank Offering Rate ("LIBOR"). Under the terms of the Pooling and Servicing Agreement, the Company acted as servicer (as defined therein) for the receivables.

  In connection with the Reorganization, on July 5, 1996, the Company repurchased the accounts receivable from BF Funding for par plus accrued interest in the total amount of approximately $50,155,000. The repurchase was financed with proceeds from the Company's senior lenders under its then-existing credit facility.

  Repayment of Woods Note. In April 1993, Woods, a former affiliate of the Company, acquired new product lines and completed a recapitalization. In settlement of amounts owed on the note payable to the Company (the "Woods Note"), the Company received a cash payment of $5,560,000, two new notes and a warrant exercisable by the Company to purchase up to 375,000 shares of common stock of Woods at an exercise price of $.003 per share. The new notes received consisted of (i) a ten-year, $13,218,000 subordinated promissory note, with semiannual interest payments of $576,000 commencing on the third anniversary of the date of the note, and a final payment of principal and interest due at maturity, and (ii) a ten-year, $2,000,000 non-interest bearing, subordinated promissory note. The $2,000,000 note was paid in full on August 26, 1994. The carrying value of the $13,218,000 subordinated promissory note plus accrued interest has been calculated by discounting future cashflows at 8.5%. The Company believes that the consideration received from Woods approximated the fair value resulting from an arms length transaction. See Note 8 to the Financial Statements.

  In December 1993, the Company exercised its warrants to purchase 375,000 shares of Woods common stock. During the first quarter of 1996, the Company sold all 375,000 shares of common stock as part of Woods' initial public offering. As a result of the sale, the Company received net proceeds of approximately $4,200,000.

  On July 18, 1996, Woods prepaid the subordinated promissory note and all accrued interest through that date. The Company received approximately $10,700,000 in consideration for the subordinated promissory note and recorded a loss, reflected in additional paid-in capital, of $5,016,000.

  Capital Expenditures. The Company anticipates that it will make significant capital expenditures in the near term to modernize its facilities and reduce operating costs. Capital expenditures are budgeted to be approximately $16 million in 1997, although the Company may seek to finance a portion of its facility modernization program through operating leases. In 1996, the Company incurred approximately $4.6 million of capital expenditures. Under the terms of the New Credit Agreement, a borrowing base availability reserve of $6 million was created at the time of the Reorganization for the purpose of funding capital expenditures of a like amount. That amount is expected to be increased to $16 million pursuant to the pending amendment to the New Credit Agreement. The Company's ability to draw advances under the New Credit Agreement for the purpose of funding capital expenditures, however, remains subject to compliance with the terms and conditions of the New Credit Agreement (including its borrowing base requirements). The Company also intends to pursue additional projects, with the intention of financing those projects through operating leases.

  Environmental Contingencies. The Company is involved in certain proceedings governed by environmental laws and regulations, including a proceeding under CERCLA in which the Company has been named as one of several hundred third-party defendants. The potential costs to the Company related to all those environmental matters are uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs, the complexities and evolving nature of governmental laws and regulations and their interpretations, the timing, varying costs and effectiveness of alternative cleanup technologies, and the determination of the Company's liability in proportion to other potential responsible parties.

  The Company has not accrued any environmental liabilities as of December 28, 1996, due to management's assessment that the likelihood that the on-going proceedings would have a material adverse outcome is remote. However, the Company has budgeted and expects to incur approximately $2 million in environmental capital expenditures, including construction of new wastewater treatment facilities at the Brookneal plant, over the next three years in order to comply with a Special Order on Consent with the Virginia Water Control Board. See "Item 1. Business--Environmental and OSHA Considerations."

FORWARD-LOOKING STATEMENTS

  "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in "Item 1. Business" and in "Item 2. Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations" that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and such discussion also may materially differ from the Company's actual future experience involving any one or more of such matters and subject areas. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations regarding the relevant matter or subject area. The operation and results of the Company's textile business may also be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in "Item 1. Business" and in "Item 2. Financial Information-- Management's Discussion and Analysis of Financial Condition and Results of Operations," including, but not limited to, general economic conditions in the markets in which the Company operates, the ability to achieve further market penetration and additional customers, the cost of raw materials, particularly cotton, and other risks and uncertainties associated with the textile industry.

ITEM 3. PROPERTIES

  As of February 28, 1997, the Company operated manufacturing and distribution facilities and office space with a total area of approximately 4,425,000 square feet. Management believes the Company's facilities and equipment are in good condition and are adequate for the Company's present and anticipated operations. For more information about the Company's facilities, see "Item 1. Business--Manufacturing Facilities."

  The location, primary use and size of each facility operated by the Company is as follows:

                                                                       SQUARE
      LOCATION                   PRIMARY USE OF FACILITY                FEET
      --------       ----------------------------------------------   ---------
 Macon, GA           Corporate administrative offices                    78,000
 Atlanta, GA (1)     Corporate executive and sales offices               19,000
 New York, NY (1)    Showroom and sales offices                          47,000
 Columbus, GA        Manufacturing and distributing facility for
                      weaving of Consumer Products and Apparel
                      Fabrics                                         1,298,000
 Juliette, GA        Manufacturing and distributing facility for
                      Consumer Products and Apparel Fabrics             448,000
 Fort Valley, GA (2) Manufacturing facility for Consumer Products       333,000
                     Manufacturing and distributing facility for
 Sargent, GA          Consumer Products                                 431,000
                     Manufacturing facility for finishing and
 Porterdale, GA       production of Engineered Products                 689,000
                     Manufacturing facility for weaving of Consumer
 Greenville, SC       Products                                          417,000
 Brookneal, VA       Manufacturing facility for finishing,
                      printing, fabricating and distributing for
                      Consumer Products                                 391,000
 Roanoke Rapids, NC  Manufacturing facility for weaving, finishing,
                      fabricating and distribution of Table Linens      274,000

--------
(1) All of the Company's facilities are owned except the Company's New York sales office, which is leased pursuant to a lease which expires in December 2000, and the Company's Atlanta office, which is leased pursuant to a lease which expires in July 1998.
(2) The Fort Valley plant consists of two principal buildings, one of which is subject to a mortgage note of approximately $532,000 in outstanding principal as of December 28, 1996.

  Substantially all of the Company's property, plant and equipment is encumbered by a first security interest in favor of the lenders under the New Credit Agreement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The table below sets forth information regarding the beneficial ownership (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of the Company's Common Stock as of March 1, 1997 by (i) each of the Company's directors or Named Officers (as defined in Item 5 below), (ii) all directors and officers as a group and (iii) each person who is known by the Company to beneficially own more than 5% of the Company's outstanding Common Stock (based upon the Common Stock issued in the Reorganization). Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, other than shares deemed to be beneficially owned by them.

                           SHARES BENEFICIALLY OWNED

                                                               NUMBER OF
                NAME AND ADDRESS OF BENEFICIAL OWNER            SHARES   PERCENT
                ------------------------------------           --------- -------
      Merrill Lynch & Co., Inc.(1)............................ 2,404,485  23.9%
      250 Vesey Street, North Tower
      New York, NY 10281
      Franklin Custodian Funds, Inc.,......................... 2,097,121  20.8
      Income Series (2)
      777 Mariners Island Blvd.
      San Mateo, CA 94404
      Buford H. Ortale and Sewanee Ventures, LLC(3)...........   780,793   7.8
      104 Woodmont Boulevard
      Suite 200
      Nashville, Tennessee 37205
      Romulus Holdings, Inc. and Related Entities.............   746,778   7.4
      25 Coligni Avenue
      New Rochelle, NY 10801
      Michael L. Fulbright....................................         0     0
      A. William Ott..........................................         0     0
      Neal J. McGrail.........................................         0     0
      Frank X. Sheehan........................................         0     0
      C. Scott Bartlett, Jr...................................         0     0
      Marvin B. Crow..........................................         0     0
      Stewart M. Kasen........................................         0     0
      George Poole, Jr........................................         0     0
      James A. Williams.......................................         0     0
      Irwin N. Gold...........................................         0     0
      Thomas C. Foley(4)......................................   487,408   4.8
      All directors and officers as a group (11 persons)(4)...   487,408   4.8

--------
(1) Includes 2,073,779 shares beneficially owned by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.") and 330,706 shares beneficially owned by the Merrill Lynch Phoenix Fund, Inc. ("Phoenix Fund"). Phoenix Fund is an investment company registered under the Investment Company Act of 1940, the investment adviser of which is a limited partnership of which the general partner is an indirect, wholly owned subsidiary of ML&Co. ML&Co. disclaims beneficial ownership of the shares owned by MLPF&S and Phoenix Fund. MLPF&S disclaims beneficial ownership of any shares of which ML&Co. or Phoenix Fund may be deemed to be beneficial owners. Phoenix Fund disclaims beneficial ownership of any shares of which ML&Co. or MLPF&S may be deemed to be beneficial owners.

(2) Excludes 419,424 shares of Common Stock owned by Franklin ValueMark Funds, Income Securities Fund, as to which shares Franklin Custodian Funds, Inc., Income Series, disclaims beneficial ownership.

(3) Includes 424,589 shares of Common Stock owned by Sewanee Partners II, L.P. and 356,204 shares owned directly by Mr. Ortale. Sewanee Ventures, LLC, the general partner of Sewanee Partners II, L.P., is controlled by Mr. Ortale.

(4) Thomas C. Foley served as Chief Executive Officer of Old Bibb until August 1996, and as a non-voting member of the Board of Directors of the Company from September 1996 until May 1997.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

  The following sets forth the names, ages and positions of the executive officers and directors of the Company as of May 2, 1997.

                NAME           AGE                       POSITION
                ----           ---                       --------
      Michael L. Fulbright....  47 President, Chief Executive Officer, Director
      A. William Ott..........  41 Vice President, Chief Financial Officer and Secretary
      Neal J. McGrail.........  40 Corporate Controller and Assistant Secretary
      Frank X. Sheehan........  51 Vice President, Industrial Relations
      C. Scott Bartlett, Jr...  64 Director
      Marvin B. Crow..........  64 Director
      Stewart M. Kasen........  57 Director
      George A. Poole, Jr.....  65 Director
      James A. Williams.......  54 Director
      Irwin N. Gold...........  40 Director

  The principal occupations and positions for the past five years, and in certain cases prior years, of each of such directors and executive officers of the Company are as follows:

  Michael L. Fulbright has been the President and Chief Executive Officer of the Company since August 1996, and a Director since September 1996. Prior to coming to the Company, Mr. Fulbright was the President of the Denim Division of Cone Mills, Inc. from December 1994 until August 1996. From August 1992 through November 1994 Mr. Fulbright was President of the Greige Manufacturing Division of Springs Industries, Inc., where he also served as the President of Wamsutta/Pacific Home Products Division from January 1990 through August 1992.

  A. William Ott was elected to serve as Vice President--Chief Financial Officer in April 1995, and was elected to serve as Secretary in November 1996. From December 1994 to April 1995, he served as Vice President--Finance. He originally joined the Company in September 1992 as Vice President-Controller. Prior to coming to the Company, Mr. Ott was the Controller of C.S. Brooks, Inc., a wholly-owned subsidiary of Springs Industries, Inc., from April 1991 through September 1992. From 1987 to 1991, Mr. Ott was Chief Financial Officer and Corporate Controller for C.S. Brooks Corporation.

  Neal J. McGrail was elected Corporate Controller on March 1, 1995, and was elected to serve as Assistant Secretary in November 1996. Mr. McGrail originally joined the Company in November 1992 as Assistant Controller. Mr. McGrail previously had served as Vice President-Assistant to the Chairman of Avis Industrial Corporation from November 1989 to May 1992.

  Frank X. Sheehan was elected to serve as the Company's Vice-President-- Industrial Relations on April 1, 1989. Mr. Sheehan has been an employee of the Company since 1968.

  C. Scott Bartlett, Jr. has been a Director since September 1996. Since 1990 Mr. Bartlett has been a self-employed consultant specializing in advising financial institutions in the areas of credit policy, loan approval and loan workout. Mr. Bartlett is also a director of Harvard Industries, Inc., NVR Incorporated, The Western Transmedia Company, Inc., Darling International Inc., Triangle Wire & Cable, Inc., Bucyrus International Inc. and Janus Industries, Inc.

  Marvin B. Crow has been a Director since September 1996. Since 1989 Mr. Crow has served as President of KBO Enterprises, Inc. Mr. Crow is also a management consultant and serves as a director of Dyersburg Corporation and National Spinning Company, Inc.

  Stewart M. Kasen has been a Director since September 1996. Mr. Kasen was the Chief Executive Officer of Best Products Co., Inc., which filed for federal bankruptcy protection in September 1996, from June 1991 to May 1996. Mr. Kasen also served as Chairman, President and Chief Operating Officer while at Best. Mr. Kasen is also a director of Markel Corporation, Spreckels Industries, Inc. and O'Sullivan Industries Holdings, Inc.

  George A. Poole, Jr. has been a Director since September 1996. Mr. Poole has been a private investor for more than five years and also serves as a director of Bucyrus International Inc., Anacomp, Inc. and U.S. Home Corporation.

  James A. Williams has been a Director since September 1996. Mr. Williams has been the President and Chief Executive Officer of Great American Knitting Mills, Inc., a division of Biderman Industries, U.S.A., both of which filed for federal bankruptcy protection in July 1995, since 1991. Mr. Williams is also a director of the National Association of Hosiery Manufacturers, The Fashion Association and the American Apparel Manufacturers Association.

  Irwin N. Gold has been a Director since September 1996. Mr. Gold has been the Managing Director and Co-Head of the Financial Restructuring Group of Houlihan Lokey Howard & Zukin, Inc. for more than five years. Mr. Gold is also a director of Cole National Corporation. See "Item 7. Certain Relationships and Related Transactions."

  Each of Messrs. Ott, McGrail and Sheehan served as executive officers of Old Bibb, which filed a plan of reorganization under the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware in July 1996. Such plan of reorganization was confirmed by the court on September 12, 1996. See "Item 1. Business--Corporate History."

  Directors and executive officers are elected annually and hold office until their successors are elected and qualified. Pursuant to the Restructuring Agreement and as part of the Reorganization, the Board of Directors was reconstituted with individuals who were originally designated by the Steering Committee. There are, however, no continuing arrangements or understandings with respect to the designation of such Directors, except that the Restructuring Agreement provided that Mr. Foley was entitled to serve as a non-voting member of the Board of Directors for a period of one year from the Effective Date. Mr. Foley resigned his position as a non-voting member of the Board of Directors in May 1997. See "Item 7. Certain Relationships and Related Transactions."

ITEM 6. EXECUTIVE COMPENSATION

  The following Summary Compensation Table sets forth, for the Company's fiscal years ending December 28, 1996, December 30, 1995, and December 31, 1994, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to the Company's Chief Executive Officer and to each of the Company's most highly compensated executive officers (the "Named Officers") whose salary and bonus exceeded $100,000 for fiscal year 1996:

                          SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                          ------------------------------------------------------------------------------
                                                                        LONG TERM COMPENSATION AWARDS
                                                                      ----------------------------------
          (A)             (B)      (C)           (D)         (E)            (G)              (I)
                                                         OTHER ANNUAL   SECURITIES
   NAME AND PRINCIPAL                                    COMPENSATION   UNDERLYING        ALL OTHER
        POSITION          YEAR SALARY($)(1)  BONUS($)(2)    ($)(3)    OPTIONS/SARS(#) COMPENSATION($)(4)
   ------------------     ---- ------------  ----------- ------------ --------------- ------------------
Michael L. Fulbright....  1996   152,535(5)    125,000      17,574        200,000           1,763
President and Chief
Executive Officer
Thomas C. Foley.........  1996         0            --          --             --              --
Chairman and Chief        1995         0            --          --             --              --
Executive Officer (6)     1994         0            --          --             --              --
A. William Ott..........  1996   187,500       115,000          --             --           1,458
Vice President, Chief     1995   161,601            --          --             --             810
Financial Officer and     1994   130,039        10,000          --                            568
Secretary
Neal J. McGrail.........  1996   102,500        50,000          --             --             714
Corporate Controller and  1995    90,883            --          --             --             383
Assistant Secretary       1994    77,252            --          --             --             304
Frank X. Sheehan,.......  1996   112,500         5,000          --             --           2,419
Vice President,           1995   110,212            --          --             --           2,304
Industrial Relations      1994   103,002            --          --             --           1,340

--------
(1) The amounts shown include compensation earned in the given fiscal year and deferred by the named executive officer pursuant to the Company's Executive Deferred Compensation Plan (described below).
(2) The amounts shown represent bonuses earned in the given fiscal year pursuant to Old Bibb's bonus plan or discretionary bonuses awarded by the Board of Directors and, with respect to Mr. Ott and Mr. McGrail, bonuses accrued in 1996 under the Company's retention bonus plan in the amounts of $90,000 and $30,000, respectively.
(3) The aggregate amount of personal benefits received by each named executive officer did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each such named executive officer.
(4) The amounts shown represent life insurance premium payments by the Company.
(5) Reflects compensation for the period after Mr. Fulbright joined the Company in August 1996. Pursuant to an Employment Agreement,
    Mr. Fulbright's annual compensation consists of an initial base salary of $400,000 plus reimbursement of certain expenses. See "--Employment Agreements; Termination Provisions."
(6) Effective in August 1996, Mr. Foley resigned as Chairman and Chief Executive Officer, and Michael L. Fulbright was appointed as President and Chief Executive Officer.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                  POTENTIAL
                                                              REALIZABLE VALUE
                INDIVIDUAL GRANTS                             AT ASSUMED ANNUAL
--------------------------------------------------             RATES OF STOCK
              NUMBER OF    % OF TOTAL                               PRICE
              SECURITIES  OPTIONS/SARS                        APPRECIATION FOR
              UNDERLYING   GRANTED TO  EXERCISE OR               OPTION TERM
             OPTIONS/SARS EMPLOYEES IN BASE PRICE  EXPIRATION -----------------
    NAME     GRANTED (#)  FISCAL YEAR    ($/SH)       DATE     5% ($)  10% ($)
    ----     ------------ ------------ ----------- ---------- -------- --------
Michael L.
 Fulbright..   200,000        100%        $7.10     9/26/01   $392,320 $866,924

RETENTION BONUS PLAN

  In February 1996, the Company adopted a retention bonus plan covering key employees, pursuant to which covered employees of the Company on the Effective Date are entitled to receive specified amounts (aggregating a maximum of $828,000 for all covered employees) during the first year following the Effective Date. The only executive officers of the Company covered under such plan are A. William Ott and Neal J. McGrail.

DEFERRED COMPENSATION PLAN

  Since January 1, 1983, the Company has provided to eligible executives the opportunity of deferring compensation pursuant to the terms of an Executive Deferred Compensation Plan. As of December 28, 1996, the Company owed approximately $2,814,000 to participants under such Plan.

EMPLOYMENT AGREEMENTS; TERMINATION PROVISIONS

  The Company entered into an employment agreement with Michael L. Fulbright in August, 1996, (as subsequently modified, the "Employment Agreement"), pursuant to which he was appointed President and Chief Executive Officer. The Employment Agreement provides for an initial base salary of $400,000 and reimbursement of certain expenses. His base salary will be increased to $425,000 after the first year and $450,000 after the second. Mr. Fulbright is also entitled to an annual bonus of between 50% and 100% of his base salary, based upon specified performance, with a guaranteed cash bonus of at least 33% of his base salary in the first year, and certain stock options. In addition, Mr. Fulbright is entitled to a $125,000 signing bonus, the purchase by the Company of his Greensboro, North Carolina residence, and certain additional relocation expenses. The Employment Agreement is for an initial term of three years, with automatic one year renewals thereafter unless otherwise terminated.

  Upon a termination of employment by the Company without "Cause" and not as a result of Mr. Fulbright's death or "Disability," or by Mr. Fulbright for "Good Reason," (as each such term is defined in the Employment Agreement), Mr. Fulbright is entitled to specified severance compensation. If the termination occurs within the first two years of the Employment Agreement, Mr. Fulbright is entitled to a payment equal to twice his base salary and the continuation of certain fringe benefits for the remainder of the initial three year employment period. If the termination occurs after two years of employment under the Employment Agreement, Mr. Fulbright is entitled to a payment equal to his base salary and the continuation of certain enumerated benefits. If a "Change in Control" occurs between the second and third anniversary of the date of the Employment Agreement and termination as described occurs after such "Change in Control," Mr. Fulbright is entitled to a payment equal to twice his base salary and the continuation of certain enumerated benefits. "Change in Control" is defined in the Employment Agreement as (i) any sale of all or substantially all of the Company's assets to any person or entity, or
(ii) any sale or series of related sales which, in the aggregate, transfer 50% or more of the voting shares of the Company to any person or entity or group of persons or entities (as the term "group" is defined in Section 13(d) (3) of the Exchange Act or (iii) any merger of the Company with any other person or entity following which the Company is not the surviving entity; it being understood and agreed that "Change in Control" shall not include (x) any sale, merger or consolidation with or to any person or entity in which the shareholders of the Company immediately prior to such sale, merger or consolidation own or obtain controlling voting power of such person or entity immediately following such transaction or (y) the Merger.

  Pursuant to the terms of the Employment Agreement, the Company agreed to grant to Mr. Fulbright options (the "Options") to acquire the Company's shares of Common Stock as follows: (A) the Options would apply to an amount of shares of Common Stock equal to 2% of the Company's Common Stock as of the date of grant calculated on a fully-diluted basis; (B) the exercise price of the Options would be based upon a $100 million aggregate valuation on all of the Company's shares of Common Stock calculated on a fully-diluted basis; (C) shares of Common Stock subject to the Options would vest ratably on the first, second and third anniversary of the date of grant during the employment period, provided that, in the event of a "Change in Control" or in the event of a termination of the Employment Period (other than by the Company for "Cause" or by Mr. Fulbright without "Good Reason"), all shares of Common Stock subject to the Option would vest immediately; and (D) the Options would be exercisable commencing immediately upon vesting and ending on the fifth year after the grant of the Options. Options were subsequently granted for an aggregate of 200,000 shares of Common Stock, vesting in three annual increments, at an exercise price of $7.10 per share.

COMPENSATION OF DIRECTORS

  Each director who is not an employee of the Company is paid $24,000 annually for his services as a director, and $1,000 for attendance at each committee meeting which does not occur in conjunction with a directors meeting and is reimbursed for reasonable travel expenses for each such meeting he attends.

COMPENSATION COMMITTEE

  The Board of Directors has designated Messrs. Gold, Poole and Kasen to serve as the members of the compensation committee. Prior to the Merger, Old Bibb's Board of Directors, of which Mr. Foley (the Chairman and Chief Executive Officer of Old Bibb) was a member, determined executive officer compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RESTRUCTURING AGREEMENT

  The Restructuring Agreement includes the following provisions and covenants:

 Co-Sale

  Each of Franklin Custodian Fund, Income Series, and Franklin Value Mark Funds, Income Securities Fund (collectively referred to as the "Franklin Holder") agreed that, in the event any such Franklin Holder grants to any other member of the Steering Committee (which would include Merrill Lynch, Pierce, Fenner & Smith Inc., Showa Leasing (U.S.A.) Inc. and Romulus Holdings, Inc. and certain of its affiliates) any "co-sale," "tag-along" or other similar right or other opportunity to sell such other member of the Steering Committee's equity securities of the Company (or any securities or other property exchanged therefor) on substantially the same terms and conditions as any Franklin Holder may sell, each such Franklin Holder shall grant the same right or other opportunity to each former holder of Old Common Stock as of February 1, 1996, with respect to equity securities of the Company (or any securities or other property exchanged therefor).

 Non-Voting Director

  For a period through and including one year after the effective date of the Merger, the Company and the members of the Steering Committee have agreed as follows: (i) Mr. Foley shall be a member of the board of directors of the Company with full opportunity to attend, participate in and be heard at all meetings of the board of directors, whether regular, special, telephonic or otherwise; provided, however, that Mr. Foley shall have no vote as a member of the board of directors, nor shall he receive any fee for his service on the board of directors; (ii) the Company shall provide Mr. Foley with as much advance notice of all meetings as is provided to any other director; (iii) the Company shall provide Mr. Foley with all other information with respect to such meetings as is provided to members of the board of directors at the same time as so provided to such persons; and (iv) the

Company shall provide Mr. Foley with advance notice of, and an opportunity to be heard with respect to, any action contemplated to be taken by written consent of its board of directors in lieu of a meeting thereof and, as soon as reasonably practicable thereafter, shall notify Mr. Foley of any action so taken. Mr. Foley resigned his position as a non-voting member of the Board of Directors in May 1997.

MANAGEMENT SERVICES AGREEMENT

  Pursuant to the Management Services Agreement, dated as of April 1, 1989, the Company retained NTC (an entity affiliated with Mr. Foley) to provide general management, financial and other corporate advisory services. Pursuant to such agreement, NTC received aggregate fees of approximately $4,000,000, $4,000,000 and $3,368,000 in fiscal years 1993, 1994 and 1995, respectively.
Pursuant to the Restructuring Agreement, the fee arrangements were modified to provide that during the period between February 1, 1996 and the Effective Date, NTC was entitled to receive management fees under the Management Services Agreement equal to $141,633 per month. Pursuant to those arrangements, during the period from February 1, 1996 through September 27, 1996, the Company paid NTC an aggregate of approximately $1,125,000. In accordance with the provisions of the Restructuring Agreement, the Management Services Agreement was terminated at the effective time of the Merger.

WOODS NOTE

  On April 2, 1993, Woods, a subsidiary of a corporation of which Mr. Foley is a director and a principal stockholder, acquired new product lines and completed a recapitalization. In settlement of amounts owed to the Company pursuant to an obligation of Woods, the Company received a cash payment of $5,560,000, two new notes and a warrant exercisable by the Company to purchase certain shares of common stock of Woods' parent. The new notes received consisted of (i) a ten-year, $13,218,000 principal amount subordinated promissory note, with interest of $576,000 accruing semi-annually, and payments of interest commencing on the third anniversary of the date of the note, and (ii) a ten-year, $2,000,000 principal amount non-interest bearing, subordinated promissory note. In August 1994, the $2,000,000 principal amount subordinated promissory note was paid in full. In February 1996, the Company sold 375,000 shares of Common Stock of Woods' parent in an underwritten public offering for a net purchase price of approximately $4,185,000. In July 1996, the Company sold the $13,218,000 principal amount subordinated promissory note to the issuer for approximately $10,700,000.

FINANCIAL ADVISORY SERVICES

  The Steering Committee, with the Company's consent, engaged Houlihan Lokey Howard & Zukin ("Houlihan Lokey"), at the Company's expense, to act as the Steering Committee's financial advisor in connection with the Reorganization and to provide certain services to the Company in connection with the Reorganization. Pursuant to an Agreement between the Company and Houlihan Lokey, Houlihan Lokey received $390,000 during 1995, for services performed on behalf of the Steering Committee, plus the reimbursement of reasonable and documented out-of-pocket expenses incurred by Houlihan Lokey in connection therewith. In addition, the Company agreed to pay Houlihan Lokey a fee, payable in shares of Common Stock, equal to seventy-five basis points (0.75%) of the aggregate value of the Common Stock issued to the holders of the Old Subordinated Notes pursuant to the Plan, based upon a specified calculated value of the Company. The number of shares of Common Stock to be issued was to be based on the average closing trading price of the Common Stock for the 20 days prior to October 15, 1996. On December 31, 1996, the Company issued an aggregate of 75,163 shares of Common Stock, calculated on the basis of $7.10 per share, to Houlihan Lokey in full payment of such fee. Irwin N. Gold, who was appointed a Director of the Company in September 1996, is a Managing Director of Houlihan Lokey.

LEGAL SERVICES

  Barton J. Winokur, who served as a director of Old Bibb until the Effective Date is a partner in the law firm of Dechert Price & Rhoads, which was counsel for the Company and provided legal services to Old Bibb and the Company in 1995 and 1996.

ITEM 8. LEGAL PROCEEDINGS

  On July 3, 1996, Old Bibb commenced a voluntary Chapter 11 bankruptcy case in the United States Bankruptcy Court for the District of Delaware. For a more complete description of this case, see "Item 1. Business--Corporate History."

  From time to time, the Company is a party to various legal actions arising in the normal course of its business. The Company is not currently a party to any litigation which, if adversely determined, would have a material adverse affect on the liquidity or results of operations of the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

 Absence of Public Market

  The Company's Common Stock is not currently listed or admitted to unlisted trading privileges on a national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Company also is not aware of any dealer or "market maker" in the Common Stock and, consequently, the trading market for such securities is limited. The Company has filed a preliminary application with The Nasdaq Stock Market to list the Common Stock on the Nasdaq National Market, subject to the satisfaction of certain listing requirements. Notwithstanding the foregoing, the Company is unable to predict whether a more active trading market for the Common Stock will develop. Even if such a market does develop, due to industry and other conditions beyond the control of the Company, there can be no assurance that such a market would continue to exist.

SHARES ELIGIBLE FOR FUTURE SALE

  The Common Stock issued under the Plan was issued pursuant to the exemption from the registration requirements of the Securities Act (and of equivalent state securities or "blue sky" laws) provided by Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Common Stock under the Plan satisfies the aforementioned requirements.

  The Common Stock may be resold by the holders thereof without restriction unless, as more fully described below, any such holder is deemed to be an "underwriter" with respect to such securities, as defined in Section 1145(b)(1) of the Bankruptcy Code, or are otherwise deemed to be "affiliates" or "control persons" of the Company within the meaning of the Securities Act. Generally, Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as any person who (i) purchases a claim against, or interest in, a bankruptcy case, with a view towards the distribution of any security to be received in exchange for such claim or interest; (ii) offers to sell securities issued under a bankruptcy plan on behalf of the holders of such securities; (iii) offers to buy securities issued under a bankruptcy plan from persons receiving such securities, if the offer to buy is made with a view towards distribution of such securities; or (iv) is an issuer as contemplated by Section 2(11) of the Securities Act. Although the definition of the term "issuer" appears in
Section 2(4) of the Securities Act, the reference (contained in Section 1145(b)(1)(D) of the Bankruptcy Code) to Section 2(11) of the Securities Act purports to include as "underwriters" all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. "Control" (as such term is defined in Rule 405 of Regulation C under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities by contract, or otherwise. Accordingly, each officer and director of the Company may be deemed to be a "control person," particularly if such management position is coupled with the ownership of a significant percentage of the Common Stock. The legislative history of Section 1145 of the Bankruptcy Code suggests that a creditor who owns at least 10% of the securities of a reorganized debtor is a presumptive "control person."

  With respect to "underwriters" of the Common Stock within the meaning of
Section 1145(b), the Common Stock may be eligible for resale by such persons pursuant to the safe-harbor resale provisions of Rule 144 under the Securities Act.

  Shares of Common Stock acquired from any "affiliate" (as such term is defined in Rule 144(a)(1) under the Securities Act) of the Company and shares of Common Stock held by an affiliate of the Company may, under certain circumstances, be sold to the public without registration under the Securities Act in reliance on an exemption contained in Rule 144 promulgated thereunder.

  In general, under Rule 144 (a "safe harbor" for the resale of restricted securities or other securities by an "affiliate" of the Company to the public without registration), a person (or group of persons whose shares are aggregated) who has beneficially owned restricted shares of the Company (together with its predecessors) for at least one year, including any person who may be deemed to be an "affiliate" of the Company, is entitled to sell to the public, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the total number of shares of Common Stock that are not "restricted securities" (including shares of Plan Common Stock), and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of adequate "current public information" about the Company. The Company will not be deemed to have such information available until the expiration of at least 90 days following the effective date of this Registration Statement on Form
10. A person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her restricted shares for at least two years would, pursuant to Rule 144(k), be entitled to sell such restricted shares to the public without regard to the volume limitations described above and the other conditions of Rule 144.

  As of the date hereof, no shares of Common Stock are eligible for resale under Rule 144. As noted above, there is no active trading market for the Common Stock, and no prediction can be made of the effect, if any, that sales of shares of Common Stock under Rule 144 or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the date of this Registration Statement on Form 10. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, because such amount will depend on the trading volume in and market price for the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Due to the limited trading market for the Common Stock, however, the trading volume therefor may be low and the market price volatile, making reliance on Rule 144 unpredictable.

NUMBER OF HOLDERS OF RECORD

  As of March 1, 1997, there were 5 holders of record of the Company's Common Stock.

DIVIDENDS

  The Company does not anticipate having funds available to pay cash dividends on any shares of the Common Stock in the foreseeable future. The New Credit Agreement contains restrictive financial and operating covenants and prohibitions, including provisions that will prohibit the payment of cash dividends on the Common Stock and will otherwise limit the Company's ability to make distributions to holders of Common Stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

  On December 31, 1996, the Company issued 75,163 shares of Common Stock to Houlihan Lokey as compensation for advisory services rendered in connection with the Reorganization. The issuance was made in a private placement in reliance upon the exemption from the registration provisions of the Securities Act provided in Section 4(2) thereof.

  Effective as of September 27, 1996, the Company issued approximately 10,000,000 shares of Common Stock to holders of claims against and interests in the Company pursuant to the Plan. All such issuances were made pursuant to an exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. For details of such issuances, see "Item 1. Business--Corporate History--Negotiations with Creditors; Reorganization under the Plan."

  Thomas C. Foley, who served as Chief Executive Officer of Old Bibb until August 1996, acquired 100 shares of Common Stock as part of the Company's initial capitalization which issuance was made by a private placement in reliance upon the exemption from the registration provisions of the Securities Act provided in Section 4(2) thereof.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

  Pursuant to the Company's Certificate of Incorporation and amendment thereto (the "Certificate of Incorporation"), the Company's authorized capital stock consists of 12,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, $.01 par value per share. As of March 1, 1997, approximately 10,000,000 shares of Common Stock are issued and outstanding. No shares of Preferred Stock have been issued. The following summary description of the Common Stock and certain provisions of the Company's Certificate of Incorporation and By-Laws does not purport to be complete and is qualified in its entirety by reference to the more detailed provisions of the Certificate of Incorporation and the By-laws of the Company.

COMMON STOCK

  The holders of Common Stock shall vote on all matters as a single class and each holder of Common Stock shall be entitled to one vote for each share of Common Stock that it owns, except as may be otherwise required by law. Holders of Common Stock will not have cumulative voting rights. The Company's Certificate of Incorporation provides that, subject to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent in lieu thereof.

  Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock will be entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by the Board of Directors from funds, property or stock legally available therefor, and will be entitled, after payment of all prior claims, to receive pro rata all assets of the Company upon the liquidation, dissolution or winding up of the Company. Holders of Common Stock have no redemption, conversion or preemptive rights to purchase or subscribe for securities of the Company.

  Under the Company's Certificate of Incorporation, the Board of Directors of the Company has the authority to issue up to 12,000,000 shares of Common Stock (approximately 10,000,000 of which are issued and outstanding). The Company believes that the Board's ability to issue additional shares of Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized but unissued shares of Common Stock will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or system on which the Common Stock may then be listed. The Board's ability to issue additional shares of Common Stock could, under certain circumstances, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

PREFERRED STOCK

  The Company is authorized to issue up to 5,000,000 shares of Preferred Stock without further stockholder approval, except as may be required by applicable law or other applicable requirements. The shares of Preferred Stock may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. Among the specific matters that may be determined by the Board of Directors are dividend rights, if any, redemption rights, if any, the terms of a sinking or purchase fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by applicable law or other requirements. The Company has no present plans to issue any Preferred Stock.

DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under
Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and whose transaction is approved or not opposed by a majority of the board of directors then in office.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law ("Section 145") (a) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, (b) gives a director or officer who successfully defends an action the right to be so indemnified and (c) authorizes the corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

  As permitted by Delaware law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-laws provide for indemnification of the Company's officers, directors, employees and agents to the fullest extent permitted under Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  The Company also maintains liability insurance in the aggregate amount of $10,000,000 for the purpose of covering its future potential liability for indemnification under Section 145 as discussed above and certain future potential liability of individual officers or directors incurred in their capacity as such which is not subject to indemnification.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

  The financial statements and Supplementary Data required by this item appear in this Form 10 commencing at page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

  (a) List of Financial Statements

  An Index to Financial Statements appears at Page F-1 hereof.

  (b) Exhibits.

 EXHIBIT
 NO.     DESCRIPTION OF EXHIBIT+
 ------- -----------------------
  2(a)   Plan of Reorganization of The Bibb Company.
  2(b)   Restructuring Agreement dated as of February 1, 1996, as amended, among The Bibb Company and each of the specified holders of 13 7/8%
         Senior Subordinated Notes Due 1999 and 14% Senior Subordinated Notes
         Due 1999 of The Bibb Company and NTC Group, Inc.
  3(a)   Certificate of Incorporation of The Bibb Company (formerly The New
         Bibb Company), and Amendment thereto.
  3(b)   Bylaws of The Bibb Company (formerly the New Bibb Company), as amended.
  4      Form of specimen stock certificate
 10(a)   Loan and Security Agreement dated as of September 12, 1996 by and among The Bibb Company and Congress Financial Corporation (Southern),
         as agent, and the lenders parties thereto.
 10(b)   Management Services Agreement dated as of April 1, 1989 between The
         Bibb Company and NTC Group, Inc.
 10(c)   The Bibb Company Executives Deferred Compensation Plan originally effective January 1, 1983, and as revised through January 1, 1992.
 10(d)   Agreement between TB Woods Incorporated and The Bibb Company dated as of July 3, 1996.
 10(e)*  Employment Agreement between The Bibb Company and Michael L. Fulbright dated as of August 26, 1996, and Amendment to Employment Agreement
         dated April 1, 1997.
 10(f)   Asset Purchase Agreement between The Bibb Company and WestPoint
         Stevens Inc. dated as of February 13, 1997.
 10(g)*  Non-Qualified Stock Option Agreement, dated as of September 27, 1996, between Michael L. Fulbright and The Bibb Company.
         Amendment No. 1 to the Loan and Security Agreement, dated October 31,
 10(h)++ 1996.
         Amendment No. 2 to the Loan and Security Agreement, dated April 25,
 10(i)++ 1997.
 27++    Financial Data Schedule

--------
* Identifies each exhibit that is a management contract or compensatory plan or arrangement required to be included as an exhibit hereto.

+ Unless otherwise indicated, all exhibits have been previously filed.

++ Filed herewith.

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          The Bibb Company

                                          By /s/ A. William Ott
                                            ___________________________________
                                          Name: A. William Ott
                                          Title: Vice President, Chief
                                           Financial Officer
                                              and Secretary

Date: May 19, 1997

                               THE BIBB COMPANY
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                            PAGE
                                                                            ----
Financial Statements as of December 28, 1996, December 30, 1995 and Decem-
 ber 31, 1994
  Report of Independent Public Accountants................................   F-2
  Balance Sheets as of December 28, 1996 and December 30, 1995............   F-3
  Statements of Operations for the Three Months Ended December 28, 1996,
   the Nine Months Ended September 28, 1996, and the Years Ended December
   30, 1995 and December 31, 1994.........................................   F-4
  Statements of Changes in Stockholders' Equity (Deficit) for the Three
   Months Ended
   December 28, 1996, the Nine Months Ended September 28, 1996, and the
   Years Ended December 30, 1995 and December 31, 1994....................   F-5
  Statements of Cash Flows for the Three Months Ended December 28, 1996,
   the Nine Months Ended September 28, 1996, and the Years Ended December
   30, 1995 and December 31, 1994.........................................   F-6
  Notes to Financial Statements...........................................   F-7
  Schedule II--Valuation and Qualifying Accounts..........................  F-21
Condensed Financial Statements (Unaudited) as of March 29, 1997 and March
 30, 1996
  Condensed Balance Sheets--March 29, 1997 (Unaudited) and December 28,
   1996...................................................................  F-22
  Condensed Statements of Operations (Unaudited) for the Three Months
   Ended March 29, 1997 and March 30, 1996................................  F-23
  Condensed Statement of Changes in Stockholders' Equity (Unaudited) for
   the Three Months Ended March 29, 1997..................................  F-24
  Condensed Statements of Cash Flows (Unaudited) for the Three Months
   Ended March 29, 1997 and March 30, 1996................................  F-25
  Notes to Condensed Financial Statements (Unaudited).....................  F-26

  Supplemental schedules other than that listed above are omitted for the reason that they are not required or are not applicable, or the information is included in the Notes to Financial Statements.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
The Bibb Company:

  We have audited the accompanying balance sheets of THE BIBB COMPANY (a Delaware corporation) as of December 28, 1996 and December 30, 1995 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the three months ended December 28, 1996, the nine months ended September 28, 1996, and the years ended December 30, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bibb Company as of December 28, 1996 and December 30, 1995 and the results of its operations and its cash flows for the three months ended December 28, 1996, the nine months ended September 28, 1996, and the years ended December 30, 1995 and December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 1, the Company's reorganization plan was confirmed by the U.S. Bankruptcy Court on September 12, 1996 and became effective September 27, 1996 (effective September 28, 1996 for financial reporting purposes). In accordance with Statement of Position 90-7 of the American Institute of Certified Public Accountants, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," the Company was required to account for the reorganization using fresh start reporting. Accordingly, all financial statements prior to September 28, 1996 are not comparable to the financial statements for periods after the implementation of fresh start reporting.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 7, 1997

                                THE BIBB COMPANY

                                 BALANCE SHEETS

                    DECEMBER 28, 1996 AND DECEMBER 30, 1995

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                    1996    |   1995
                                                   ASSETS                                         --------  | --------
                                                                                                            |
CURRENT ASSETS:                                                                                             |
  Cash and cash equivalents...................................................................... $  3,206  |  $    150
  Restricted cash................................................................................        0  |     7,966
  Accounts receivable, net of allowances for doubtful accounts, discounts, and claims                       |
   of $1,588 and $5,134 as of December 28, 1996 and December 30, 1995, respectively...............  55,128  |     7,926
  Inventories....................................................................................   72,282  |    80,185
  Assets held for sale...........................................................................   37,012  |         0
  Prepaid expenses and other current assets......................................................    2,033  |     1,907
                                                                                                  --------  |  --------
    Total current assets.........................................................................  169,661  |    98,134
PROPERTY, PLANT AND EQUIPMENT, NET...............................................................   58,642  |    77,414
INVESTMENT IN AND NOTE RECEIVABLE FROM WOODS CORPORATION.........................................        0  |    15,270
OTHER ASSETS.....................................................................................    4,397  |     7,820
                                                                                                  --------  |  --------
                                                                                                  $232,700  |  $198,638
                                                                                                  ========  |  ========

                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current maturities of long-term debt........................................................... $  5,237  |   $208,971
  Accounts payable...............................................................................   36,466  |    33,107
  Accrued payroll and other compensation.........................................................   14,607  |   13,999
  Accrued interest...............................................................................      681  |    26,984
  Other accrued liabilities......................................................................    5,768  |     6,204
                                                                                                  --------  |  --------
    Total current liabilities....................................................................   62,759  |   289,265
                                                                                                  --------  |  --------
LONG-TERM DEBT, less current maturities..........................................................   84,093  |         0
                                                                                                  --------  |  --------
COMMITMENTS AND CONTINGENCIES (NOTE 10)                                                                     |
STOCKHOLDERS' EQUITY (DEFICIT):                                                                             |
  Preferred stock, $.01 par value, 5,000,000 shares authorized, 0 shares issued and outstanding..        0  |         0
  Common stock, $.01 par value; 12,000,000 shares authorized; 10,000,000 shares issued                      |
    and outstanding..............................................................................      100  |         0
  Common stock, $.10 par value; 500,000 shares authorized, 9,600 shares issued and outstanding...        0  |         1
  Additional paid-in capital.....................................................................   88,348  |     3,427
  Retained deficit...............................................................................   (2,540) |   (93,105)
  Minimum pension liability adjustment...........................................................      (60) |      (950)
                                                                                                  --------  |  --------
    Total stockholders' equity (deficit).........................................................   85,848  |   (90,627)
                                                                                                  --------  |  --------
                                                                                                  $232,700  |  $198,638
                                                                                                  ========  |  ========

      The accompanying notes are an integral part of these balance sheets.

                               THE BIBB COMPANY

                           STATEMENTS OF OPERATIONS

                 FOR THE THREE MONTHS ENDED DECEMBER 28, 1996,

                   THE NINE MONTHS ENDED SEPTEMBER 28, 1996,

          AND THE YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 31, 1994

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         THREE MONTHS  NINE MONTHS
                                                                            ENDED         ENDED      YEAR ENDED   YEAR ENDED
                                                                         DECEMBER 28, SEPTEMBER 28, DECEMBER 30, DECEMBER 31,
                                                                             1996         1996          1995         1994
                                                                         ------------ ------------- ------------ ------------
NET SALES...............................................................  $   74,174  |   $262,392      $389,998     $459,192
COST OF SALES...........................................................      66,709  |    239,724       366,040      432,235
                                                                          ----------  |  --------      --------     --------
  Gross Profit..........................................................       7,465  |     22,668        23,958       26,957
SELLING AND ADMINISTRATIVE EXPENSES.....................................       8,342  |     26,002        36,130       41,765
MANAGEMENT FEES TO AFFILIATE............................................           0  |      1,993         3,368        4,000
                                                                          ----------  |   --------      --------     --------
  Operating loss........................................................        (877) |     (5,327)      (15,540)     (18,808)
                                                                          ----------  |   --------      --------     --------
OTHER (EXPENSE) INCOME:                                                               |
  Interest expense:                                                                   |
  Senior and other debt.................................................      (1,319) |     (4,850)       (5,627)      (4,095)
  Subordinated bonds....................................................           0  |    (11,151)      (22,299)     (22,284)
                                                                          ----------  |   --------      --------     --------
                                                                             (1,319)  |    (16,001)      (27,926)     (26,379)
  Interest income from T.B. Wood's Corporation..........................           0  |        659         1,172        1,174
  Loan fee amortization and related expenses............................        (235) |     (1,928)       (2,486)      (1,795)
  Other, net............................................................        (109) |      2,660        (2,811)      (2,108)
                                                                          ----------  |   --------      --------     --------
                                                                              (1,663) |    (14,610)      (32,051)     (29,108)
                                                                          ----------  |   --------      --------     --------
LOSS BEFORE REORGANIZATION ITEMS AND EXTRAORDINARY ITEM.................      (2,540) |    (19,937)      (47,591)     (47,916)
REORGANIZATION ITEMS:                                                                 |
  Professional fees and other expenses..................................           0  |     (1,423)            0            0
  Adjust accounts to fair value.........................................           0  |      7,921             0            0
EXTRAORDINARY ITEM, gain on discharge of debt...........................           0  |    111,650             0            0
                                                                          ----------  |   --------      --------     --------
NET (LOSS) INCOME.......................................................  $   (2,540) |   $ 98,211      $(47,591)    $(47,916)
                                                                          ==========  |   ========      ========     ========
NET LOSS PER SHARE OF COMMON STOCK(1)...................................  $     (.25) |         --            --           --
                                                                          ==========  |   ========      ========     ========
WEIGHTED AVERAGE SHARES OUTSTANDING.....................................  10,000,000  |         --            --           --
                                                                          ==========  |   ========      ========     ========

--------
(1) Share and per share amounts for the nine months ended September 28, 1996 and the years ended December 30, 1995 and December 31, 1994 have not been presented because they are not meaningful due to the implementation of fresh start reporting and the substantial change in the number of shares outstanding subsequent to the consummation of the Plan (Note 1).

       The accompanying notes are an integral part of these statements.

                                THE BIBB COMPANY

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE THREE MONTHS ENDED DECEMBER 28, 1996,

                   THE NINE MONTHS ENDED SEPTEMBER 28, 1996,

          AND THE YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 31, 1994

                                 (IN THOUSANDS)

                           COMMON    COMMON                          MINIMUM
                           STOCK      STOCK    ADDITIONAL RETAINED   PENSION
                           ($.01      ($.10     PAID-IN   EARNINGS  LIABILITY
                         PAR VALUE) PAR VALUE)  CAPITAL   (DEFICIT) ADJUSTMENT  TOTAL
                         ---------- ---------  ---------- --------  ---------- -------
BALANCE, January 1,
 1994...................    $  0       $ 1      $ 3,427   $ 2,402     $(331)   $ 5,499
  Net loss..............       0         0            0   (47,916)        0    (47,916)
  Net pension liability
   adjustment...........       0         0            0         0       292        292
                            ----       ---      -------   -------     -----    -------
BALACE, December 31,
 1994...................       0         1        3,427   (45,514)      (39)   (42,125)
  Net loss..............       0         0            0   (47,591)        0    (47,591)
  Net pension liability
   adjustment...........       0         0            0         0      (911)      (911)
                            ----       ---      -------   -------     -----    -------
BALANCE, December 30,
 1995...................       0         1        3,427   (93,105)     (950)   (90,627)
  Net income............       0         0            0    98,211         0     98,211
  Exercise of options...       0         0           24         0         0         24
  Loss on related party
   transaction (Note 8).       0         0       (5,016)        0         0     (5,016)
  Consummation of the
   restructuring........     100        (1)      85,757         0         0     85,856
  Fresh start equity
   reclassifications....       0         0        4,156    (5,106)      950          0
                            ----       ---      -------   -------     -----    -------
BALANCE, September 28,
 1996...................     100         0       88,348         0         0     88,448
---------------------------------------------------------------------------------------
  Net loss..............       0         0            0    (2,540)        0     (2,540)
  Net pension liability
   adjustment...........       0         0            0         0       (60)       (60)
                            ----       ---      -------   -------     -----    -------
BALANCE, December 28,
 1996...................    $100       $ 0      $88,348   $(2,540)    $ (60)   $85,848
                            ====       ===      =======   =======     =====    =======


        The accompanying notes are an integral part of these statements.

                                THE BIBB COMPANY

                            STATEMENTS OF CASH FLOWS

                  FOR THE THREE MONTHS ENDED DECEMBER 28, 1996

                   THE NINE MONTHS ENDED SEPTEMBER 28, 1996,

          AND THE YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 31, 1994

                                 (IN THOUSANDS)

                                                                         THREE MONTHS  NINE MONTHS
                                                                            ENDED         ENDED
                                                                         DECEMBER 28, SEPTEMBER 28, DECEMBER 30, DECEMBER 31,
                                                                             1996         1996          1995         1994
                                                                         ------------ ------------- ------------ ------------
                                                                                     |
CASH FLOWS FROM OPERATING ACTIVITIES:                                                |
 Net (loss) income......................................................   $(2,540)  |  $ 98,211      $(47,591)    $(47,916)
 Adjustments to reconcile net (loss) income to net cash provided by                  |
  (used in) operating activities:                                                    |
  Depreciation and amortization.........................................     2,610   |     9,582        15,644       14,283
  Loan fee amortization and related expenses............................       235   |     1,928         2,486        1,795
  Net (gain) loss on sale and retirement of assets......................       (42)  |      (377)          (50)           4
  Net gain on sale of investment........................................         0   |    (3,949)            0            0
  Interest receivable on note receivable from T.B. Wood's Corporation...         0   |      (659)       (1,172)      (1,174)
  Changes in operating assets and liabilities, net of reorganization                 |
   items:                                                                            |
  Restricted cash.......................................................         0   |     7,966        (1,064)      (1,558)
  Accounts receivable...................................................     5,906   |   (53,108)       17,148       (7,800)
  Inventories...........................................................     2,621   |    (5,252)        6,512       15,763
  Assets held for sale..................................................    (1,383)  |         0             0            0
  Prepaid expenses and other current assets.............................       129   |      (255)       (1,772)         949
  Accounts payable and accrued liabilities..............................    (2,491)  |    16,952        17,215        5,294
    Reorganization items:                                                            |
   Professional fees and other expenses.................................         0   |     1,423             0            0
   Adjust accounts to fair value........................................         0   |    (7,921)            0            0
   Extraordinary gain on discharge of debt..............................         0   |  (111,650)            0            0
                                                                           -------   |  --------      --------     --------
    Net cash provided by (used in) operating activities.................     5,045   |   (47,109)        7,356      (20,360)
                                                                           -------   |  --------      --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:                                                |
 Capital expenditures...................................................    (1,658)  |    (2,940)       (5,489)     (11,129)
 Proceeds from sale of fixed assets.....................................       583   |       865           249           32
 Proceeds from the sale of investment...................................         0   |     4,185             0            0
 Repayment of note receivable from T.B. Wood's Corporation, net.........         0   |    10,677             0        2,000
 Other, net.............................................................      (804)  |    (4,493)       (2,922)      (2,265)
                                                                           -------   |  --------      --------     --------
   Net cash (used in) provided by investing activities..................    (1,879)  |     8,294        (8,162)     (11,362)
                                                                           -------   |  --------      --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:                                                |
 Repayments of long-term debt...........................................    (8,035)  |       (60)          (64)         (67)
 Net borrowings of senior debt..........................................     8,106   |    25,485           907       31,756
 Borrowings (repayments) of term loan...................................      (356)  |    15,000             0            0
 Proceeds from exercise of stock options................................         0   |        24             0            0
 Loan fees..............................................................         0   |    (1,459)            0            0
                                                                           -------   |  --------      --------     --------
   Net cash (used in) provided by financing activities..................      (285)  |    38,990           843       31,689
                                                                           -------   |  --------      --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................     2,881   |       175            37          (33)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD........................       325   |       150           113          146
                                                                           -------   |  --------      --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..............................   $ 3,206   |  $    325      $    150     $    113
                                                                           -------   |  --------      --------     --------
SUPPLEMENTAL CASH FLOW DISCLOSURE                                                    |
Interest paid...........................................................   $ 1,497   |  $  4,624      $ 10,538     $ 27,866
                                                                           =======   |  ========      ========     ========

        The accompanying notes are an integral part of these statements.

                               THE BIBB COMPANY

                         NOTES TO FINANCIAL STATEMENTS

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

  The Bibb Company (the "Company") is engaged in the manufacturing and marketing of consumer products for the home, principally sheets, pillowcases, and other bedding accessories, as well as apparel fabrics and other specialty engineered textile products used in making high-pressure hoses and other industrial products. In April 1991, the Company introduced the Royalton(TM) product line, which includes licensed designer bed and bath products targeted to upscale department and specialty stores. The Company has manufacturing plants located in Georgia, South Carolina, North Carolina, and Virginia and has been engaged in the manufacturing and marketing of textile products since 1876. The Company's major customers are primarily retailers located throughout the United States.

  In 1993, the Company entered into an agreement of limited partnership with an affiliate whereby the Company agreed to contribute receivables to BF Funding, L.P. ("BF Funding" or the "Partnership"), a Georgia limited partnership, in exchange for limited partnership interests representing 98.5% of the total capital of BF Funding. The primary purpose of BF Funding was to acquire receivables of the Company which were transferred to a trust and sold to third-party investors. Under the agreement, the profits and losses of BF Funding were allocated in proportion to each partner's share of capital contributions. On July 5, 1996, the Company repurchased the receivables from BF Funding for par plus accrued interest, in the total amount of $50,155,000. The repurchase liquidated the limited partnership interests. The financial statements as of December 30, 1995 and for each of the two years then ended include the accounts of the Company and the Partnership.

 Consummation of the Restructuring

  On July 3, 1996, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Court.

  On September 12, 1996, the United States Bankruptcy Court for the District of Delaware issued an order confirming the reorganization plan (the "Plan"). The Plan was consummated on September 27, 1996 (the "Effective Date") (effective September 28, 1996 for financial reporting purposes).

  The consummation of the Plan resulted in, among other things, (i) the discharge of approximately $197 million in long-term debt, including accrued interest, and (ii) the issuance of 9,500,000 shares of common stock to the holders of the 14% and 13 7/8% senior subordinated notes and 500,000 shares to the holders of old common stock. The Plan did not alter, adjust, or reduce the Company's obligations to its other creditors.

  Upon consummation of the Plan, the Company recognized an extraordinary gain on the discharge of debt of approximately $112 million, which represented forgiveness of debt, principal and interest, reduced by the estimated fair value of common stock issued to the holders of the 14% and 13 7/8% senior subordinated notes.

  Pursuant to the Plan, the Company obtained financing from lending institutions to repay its senior revolving credit facility (Note 5) and finance additional capital expenditures (the "Loan and Security Agreement"). Under the Loan and Security Agreement, the Company is entitled to borrow up to a maximum of $110 million ($115 million during the months of July through November in each calendar year). Borrowings in the form of a term loan of $25 million and in the form of revolving loans are only available to the extent that a sufficient borrowing base, calculated based on eligible receivables and inventory, exists.

  As of the Effective Date, in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," the Company adopted fresh start reporting (see discussion below).

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

 Sale of the Terry Products Business

  In connection with the restructuring, management approved a plan to sell the Company's terry products business (the "Terry Sale"), which designs and manufactures bath towels and other terry products sold primarily to retail chains, specialty chains, and mass merchants, as well as to hotels, hospitals, and others serving the hospitality market.

  On February 21, 1997, the Company sold the business to WestPoint Stevens Inc. for approximately $38.8 million.

  Assets included in the Terry Sale are recorded in the balance sheet as of December 28, 1996 as "assets held for sale" based on the net proceeds of the sale, including losses related to the terry products business from December 29, 1996 through February 21, 1997. Terry products business losses for this period have been eliminated from the statement of operations.

  Net sales of the terry products business for the three months ended December 28, 1996 were approximately $20 million. Net losses for the terry products business for the three months ended December 28, 1996 were approximately $1.8 million.

 Fresh Start Reporting

  For accounting purposes, the Company assumed that the Plan was consummated on September 28, 1996. Under the principles of fresh start reporting, the Company's reorganization value was allocated to identifiable assets on the basis of their estimated fair values. The total reorganization value assigned to the Company's assets was estimated by calculating projected cash flows before debt service requirements for a four-year period, plus an estimated terminal value of the Company (calculated using a multiple of approximately six on projected earnings before interest, taxes, depreciation, and amortization ("EBITDA")), each discounted back to its present value using a discount rate of 14% (representing the estimated after-tax weighted cost of capital). The above calculations resulted in an estimated reorganization value of approximately $238 million, and a resulting $88.4 million of stockholders' equity after deducting current liabilities of approximately $60 million and long-term debt of approximately $90 million.

  As a result of the implementation of fresh start reporting, the financial statements of the Company after the consummation of the Plan are not comparable to the Company's financial statements of prior periods.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

  The effect of the Plan, the reclassification of assets associated with the Terry Sale, and the implementation of fresh start reporting on the Company's balance sheet as of September 28, 1996 was as follows (in thousands) (unaudited):

                           PRE-FRESH
                             START      ADJUSTMENTS                            FRESH START
                         BALANCE SHEET TO RECORD PLAN ASSETS HELD FAIR VALUE  BALANCE SHEET
                         SEPTEMBER 28,  CONFIRMATION   FOR SALE   ADJUSTMENTS SEPTEMBER 28,
                             1996            (A)          (B)         (C)         1996
                         ------------- -------------- ----------- ----------- -------------
Cash....................   $    325       $      0      $     0     $    0       $   325
Other current assets....    148,633              0      (18,646)     8,112       138,099
Assets held for sale....          0              0       27,574      8,055        35,629
Property, plant, and
 equipment..............     72,129              0       (8,928)    (3,577)       59,624
Other long-term assets..      9,915         (1,628)           0     (3,888)        4,399
Current liabilities,
 excluding current
 maturities of long-term
 debt...................     58,829            403            0        781        60,013
Long-term debt,
 including current
 maturities.............    286,919       (197,304)           0          0        89,615
Stockholders' equity
 (deficit)..............   (114,746)       195,273            0      7,921        88,448

--------
(a) To record the forgiveness of debt, the exchange of old subordinated notes, and the issuance of common stock pursuant to the Plan.
(b) To reclassify assets associated with the Terry Sale.
(c) To record the adjustments to state assets and liabilities at their estimated fair value.

  The following unaudited pro forma statement of operations combines the three-month period ended December 28, 1996 and the nine-month period ended September 28, 1996 and reflects the financial results for the Company as if the Plan and the Terry Sale had been effective December 31, 1995 (in thousands, except share data). The pro forma information does not purport to be indicative of the results that actually would have been obtained had such transactions been completed as of the beginning of the period presented or that may be obtained in the future:

                                                                                     PRO FORMA
                         FOR THE THREE FOR THE NINE  FOR THE TWELVE                TWELVE MONTHS
                         MONTHS ENDED  MONTHS ENDED   MONTHS ENDED                     ENDED
                         DECEMBER 28,  SEPTEMBER 28,  DECEMBER 28,   PRO FORMA     DECEMBER 28,
                             1996          1996           1996      ADJUSTMENTS        1996
                         ------------- ------------- -------------- -----------    -------------
                                                                    (UNAUDITED)     (UNAUDITED)
Net sales...............    $74,174      $262,392       $336,566     $ 53,881(a)     $282,685
Operating and other
 expenses...............     76,714       282,329        359,043       73,056(b)      285,987
                            -------      --------       --------     --------        --------
Loss before
 reorganization items
 and extraordinary item.     (2,540)      (19,937)       (22,477)     (19,175)         (3,302)
Reorganization items....          0         6,498          6,498        6,498 (c)           0
Extraordinary item:
Gain on discharge of
 debt...................    $     0      $111,650       $111,650     $111,650 (c)    $      0
                            -------      --------       --------     --------        --------
Net (loss) income.......    $(2,540)     $ 98,211       $ 95,671     $(98,973)       $ (3,302)
                            =======      ========       ========     ========        ========
Net (loss) income per
 share..................    $  (.25)           --             --           --        $   (.33)
                            =======      ========       ========     ========        ========

--------
(a) To eliminate net sales of the terry products business for the nine months ended September 28, 1996.
(b) To eliminate cost of sales and expenses of the terry products business for the nine months ended September 28, 1996, to restate depreciation and amortization expense to reflect the adjustment of property, plant, and equipment to fair value, and to restate interest expense to reflect the restructuring of the Company's debt.
(c) To eliminate items related to the Plan.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation


  The Company's annual reporting period is the 52- or 53-week period ending on the Saturday nearest December 31. The Company's results of operations and cash flows are presented for the three months ended December 28, 1996, (13 weeks), the nine months ended September 28, 1996 (39 weeks), and the years ended December 30, 1995 (52 weeks) and December 31, 1994 (52 weeks).

  For accounting purposes, the Company treated the consummation of the Plan as if it occurred on September 28, 1996. The financial statements as of and for the three months ended December 28, 1996 are presented for the Company after the consummation of the Plan. As discussed previously, these statements were prepared under the principles of fresh start reporting and are not comparable to the statements of prior periods. Accordingly, a line has been used to separate the financial statements of the Company after the consummation of the Plan from those of the Company prior to the consummation of the Plan.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all short-term deposits with an original maturity of three months or less to be cash equivalents.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method except for certain supplies, for which cost is determined using the first-in, first-out ("FIFO") method. Market is defined as net realizable value. Cost includes raw materials, direct labor, and manufacturing overhead. Approximately 96% of total inventories were valued using the LIFO method at December 28, 1996 and December 30, 1995.

 Property, Plant, and Equipment

  As a result of the adoption of fresh start reporting, property, plant, and equipment were adjusted to their estimated fair value as of September 28, 1996 and historical accumulated depreciation was eliminated. Depreciation is provided using the straight-line method over the estimated useful asset lives. Upon implementation of fresh start reporting, the average of the remaining useful lives of buildings and improvements was approximately seven years. The estimated useful life for machinery and equipment is four years. Leasehold improvements are depreciated over the shorter of the estimated useful asset life or the term of the related lease.

  Maintenance and repair costs are expensed as incurred, and major renewals and betterments are capitalized. When property or equipment is retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

 Impairment of Long-Lived Assets

  Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles held and used by a Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable assets held for sale, be reported at the lower of carrying amount or fair value, less cost to sell. The Company adopted SFAS No. 121 for the fiscal periods ending September 28, 1996 and December 28, 1996. The Company did not record an impairment loss during the three months ended December 28, 1996.

 Pensions and Other Postretirement Benefits

  SFAS No. 87, "Employers' Accounting for Pensions," requires that a company record an additional minimum pension liability to the extent that a company's accumulated pension benefit obligation exceeds the fair value of pension plan assets and accrued pension liabilities. This additional minimum pension liability is offset by an intangible asset, not to exceed prior service costs of the pension plan. Amounts in excess of prior service costs are reflected as a reduction in stockholders' equity. As a result of the adoption of fresh start reporting, all previously unrecognized amounts relating to the projected benefit obligation as of September 28, 1996 were recognized in the nine months ended September 28, 1996.

  Prior to 1993, the Company accounted for retiree health care and life insurance benefits on a pay-as-you-go basis. Effective January 2, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As a result of the adoption of fresh start reporting, all previously unrecognized amounts relating to the projected benefit obligation as of September 28, 1996 were recognized in the nine months ended September 28, 1996.

 Stock Options

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value-based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25. If APB Opinion No. 25 is elected for measurement, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. This statement is effective for the Company's 1996 fiscal periods. The Company intends to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, SFAS No. 123 will not affect the Company's financial position or results of operations (Note 7).

 Extraordinary Item

  In connection with the restructuring, as described in Note 1, the Company recorded an extraordinary gain of approximately $111,650,000 on the discharge of debt.

 Net Loss Per Share

  Net loss per share is based on the weighted average number of shares of common stock outstanding, which was 10,000,000 for the three months ended December 28, 1996.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

 Fair Value of Financial Instruments

  The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

    Cash, Cash Equivalents, and Accounts Receivable

    The carrying amounts approximate fair value due to the short maturity period of these instruments.

    The carrying amounts of the debt under the Loan and Security Agreement and the industrial development revenue bonds approximate fair value based on current interest rates for similar financial instruments.

 Certain Risks

  The Company is subject to certain risks in the ordinary course of business. Among those is the risk of an increase in cotton prices that significantly affects the cost of production and cash flows (Note 10).

  The Company is self-insured for worker's compensation liability in the states of Georgia and North Carolina. Provisions for losses expected under this self-insurance program are recorded based on the Company's estimates of the aggregate liability for claims incurred. These estimates utilize the Company's prior experience. The total estimated liability for these losses at December 28, 1996 and December 30, 1995 was approximately $2,300,000 and $2,132,000, respectively, and is included in other accrued liabilities.

3. INVENTORIES

  The major categories of inventories are as follows (in thousands):

                                                                                                      DECEMBER 28,|DECEMBER 30,
                                                                                                          1996    |    1995
                                                                                                      ------------|------------
                                                                                                                  |
      Raw materials and supplies.....................................................................   $ 9,018   |  $11,708
      Work in progress...............................................................................    33,463   |   40,558
      Finished goods.................................................................................    29,517   |   46,592
                                                                                                        -------   |  -------
        Total at FIFO cost...........................................................................    71,998   |   98,858
      Excess of FIFO cost over LIFO cost.............................................................       284   |  (18,673)
                                                                                                        -------   |  -------
        Total at LIFO cost...........................................................................   $72,282   |  $80,185
                                                                                                        =======   |  =======

  Substantially all inventories are pledged as collateral under the Loan and Security Agreement (Note 5).

4. PROPERTY, PLANT, AND EQUIPMENT

  Property, plant, and equipment consist of the following (in thousands):

                                                                                                      DECEMBER 28,|DECEMBER 30,
                                                                                                          1996    |    1995
                                                                                                      ------------|------------
                                                                                                                  |
      Machinery and equipment........................................................................   $36,425   |  $119,721
      Land, buildings, and improvements..............................................................    24,316   |    43,922
                                                                                                        -------   |  --------
                                                                                                         60,741   |   163,643
      Less accumulated depreciation..................................................................     2,099   |    86,229
                                                                                                        -------   |  --------
                                                                                                        $58,642   |  $ 77,414
                                                                                                        =======   |  ========

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994 Substantially all property, plant, and equipment are pledged as collateral under the Loan and Security Agreement (Note 5).

5. LONG-TERM DEBT

  Long-term debt as of December 28, 1996 consisted of the following (in thousands):

      Line of credit under Loan and Security Agreement.................. $71,154
      Term loan under Loan and Security Agreement.......................  14,644
      Industrial development revenue bonds, variable rate interest......   3,000
      Other.............................................................     532
                                                                         -------
                                                                          89,330
      Less current maturities...........................................   5,237
                                                                         -------
                                                                         $84,093
                                                                         =======

  Annual maturities of long-term debt are as follows:

      1997.............................................................. $ 5,237
      1998..............................................................   2,267
      1999..............................................................  81,669
      2000..............................................................     154
      2001..............................................................       3
                                                                         -------
                                                                         $89,330
                                                                         =======

 Loan and Security Agreement

  As part of the Plan, the Company obtained financing from lending institutions to repay the old senior revolving credit facility and finance additional capital expenditures. Under the Loan and Security Agreement, the Company is entitled to borrow up to a maximum of $110 million ($115 million during the months of July through November in each calendar year). Borrowings in the form of a term loan of $25 million and in the form of revolving loans are only available to the extent that a sufficient borrowing base, calculated on eligible receivables and inventory, exists. Borrowings under this credit facility bear interest at prime rate, as defined, plus 1%, or, at the Company's option, the Adjusted Eurodollar Rate, as defined, plus 3.25%. This credit agreement is for a minimum of three years, subject to one-year extensions unless terminated by the lenders or the Company. Substantially all of the Company's assets are pledged as collateral under the Loan and Security Agreement.

  The agreement contains numerous restrictive financial and other covenants, including maintaining certain levels of tangible net worth, EBITDA, working capital, and after-tax fixed charge coverage ratios, as defined, as well as restrictions on the incurrence of indebtedness, liens, mergers, acquisitions, asset sales, capital expenditures, and dividends, among others. At December 28, 1996, the interest rate on outstanding borrowings was 8.8%. The annual interest rate will be reduced by up to a maximum of one-half of 1% if certain financial performance requirements in the Loan and Security Agreement are met. In addition, the Company pays an annual service fee of $100,000, a monthly facility fee of one-half of 1% per annum of the average daily unused portion of the facility and a monthly letter of credit fee of 2.5% per annum of the daily outstanding balance of each letter of credit.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

  Financing fees incurred associated with the Loan and Security Agreement were approximately $2,541,000.

  As of December 28, 1996, the Company had the ability to borrow an additional $2 million under the revolver associated with the Loan and Security Agreement.

  As of December 28, 1996, the Company was not in compliance with certain financial covenants. Subsequent to year-end, the lenders waived any failure by the Company to comply with these covenants for the measurement period ended December 28, 1996, as defined, and thereafter amended the financial covenants schedule such that the Company is in compliance with all of such revised covenants.

 Industrial Development Revenue Bonds

  Industrial development revenue bonds were issued and sold to refinance the purchase of certain plants from WestPoint Stevens Inc. These bonds were backed by letters of credit issued under the old senior revolving credit facility in the amount of approximately $11,141,000, including interest. The bonds' maturity dates were December 2003 and October 2004. No amortization was required as the entire principal amounts are due at maturity. Interest on the bonds was at a floating rate, which was reset weekly. At December 28, 1996, interest rate on the bonds was 5.5%. The Company was subject to certain covenants with respect to these bonds, primarily to maintain their tax-exempt status.

  In January 1996, the Company closed the plants that were purchased in connection with the issuance of the industrial development revenue bonds. On December 10, 1996, the Company redeemed one bond for $8,000,000. Subsequently, on February 3, 1997, the Company redeemed the other bond for $3,000,000.

  Information with regard to the Company's long-term debt as of December 30, 1995 follows (in thousands):

      14% senior subordinated notes................................... $127,004
      13 7/8% senior subordinated notes...............................   32,761
      Payable under old senior revolving credit facility..............   37,563
      Industrial revenue bonds........................................   11,000
      Other...........................................................      643
                                                                       --------
                                                                        208,971
      Less current maturities.........................................  208,971
                                                                       --------
                                                                       $      0
                                                                       ========

  At December 30, 1995, all debt was classified as current as a result of the defaults on interest payments due on the 14% and 13 7/8% senior subordinated notes during 1995, and cross-defaults or cross-acceleration provisions for other debt instruments. Upon consummation of the Plan, the 14% and 13 7/8% senior subordinated notes were exchanged for shares representing 95% of the issued and outstanding common stock of the Company and the payable under the old senior revolving credit facility was replaced with new debt instruments under the Loan and Security Agreement discussed previously.

6. INCOME TAXES

  Prior to September 28, 1996, the Company was an S corporation and was generally not subject to corporate-level taxes on its net income because such income is attributed to the Company's stockholders and taxes on such income is directly payable by them.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

  Effective January 3, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes also reflect the value of net operating losses and an offsetting valuation allowance.

  Effective and pursuant to the Plan, the Company became a C corporation for income tax purposes. There was no income tax expense or benefit recorded in the three months ended December 28, 1996.

  A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate is as follows (in thousands):

                                                                   THREE MONTHS
                                                                      ENDED
                                                                   DECEMBER 28,
                                                                       1996
                                                                   ------------
      Income tax benefit at federal statutory income tax rate.....     $864
      State income taxes, net of federal income tax benefit.......      101
      Other, net..................................................        1
      Change in valuation allowance...............................     (967)
                                                                       ----
      Income tax benefit..........................................     $  0
                                                                       ====

  Under federal income tax laws, the Company was not required to include in its federal taxable income any gain on the discharge of debt pursuant to the Plan. Accordingly, no income taxes have been provided on the $112 million extraordinary gain on discharge of debt in the statement of operations for the nine months ended September 28, 1996.

  SFAS No. 109 requires that a valuation allowance be recorded against deferred tax assets which are not likely to be realized. The Company's utilization of net operating losses carried forward may be limited to specific amounts each year. However, due to the uncertain nature of their ultimate realization based upon past performance, the Company has established a valuation allowance against these carryforward benefits and is recognizing the benefits only as reassessment demonstrates they are realizable. Realization is entirely dependent upon future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carryforwards will be recorded in future operations as a reduction of the Company's income tax expense.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

  Components of the net deferred income tax asset at December 28, 1996 are as follows (in thousands):

      Deferred tax liabilities:
        Property and depreciation......................................  $  927
        Inventory valuation............................................   1,808
        Other..........................................................     495
                                                                         ------
          Total deferred tax liabilities...............................   3,230
                                                                         ------
      Deferred tax assets:
        Operating loss carryforwards...................................   2,222
        Allowance for doubtful accounts................................   3,109
        Self-insurance reserves........................................   1,820
        Salary-related accruals........................................   2,003
        Intangible assets..............................................   1,430
        Other..........................................................   1,112
                                                                         ------
          Total deferred tax assets....................................  11,696
                                                                         ------
      Net deferred tax asset...........................................   8,466
                                                                         ------
      Less valuation allowance.........................................   8,466
                                                                         ------
                                                                         $    0
                                                                         ======

7. BENEFIT PLANS

  Pursuant to the Plan, all stock option agreements related to the old common stock of the Company were effectively terminated.

  The Company maintains an incentive compensation plan for its salaried employees, which provides for incentive awards based on certain levels of earnings. The amounts awarded under the plan and charged to expense in the accompanying statements of operations were $0 for the three months ended December 28, 1996, the nine months ended September 28, 1996 and the year ended December 30, 1995, and $150,000 for the year ended December 31, 1994.

  The Company maintains a separate defined contribution 401(k) profit-sharing plan covering substantially all hourly and salaried employees. Under this plan, the Company contributes a specified percentage of each eligible employee's contributions. Amounts contributed under the plan were approximately $196,000 for the three months ended December 28, 1996, $506,000 for the nine months ended September 28, 1996, and $786,000 and $874,000 for the years ended December 30, 1995 and December 31, 1994, respectively.

  The Company also maintains an executive deferred compensation plan under which eligible executives may elect to defer up to 50% of their compensation. Amounts deferred are paid to the executives or their beneficiaries following retirement, termination, or death. A liability for amounts deferred under this plan of approximately $2,814,000 and $2,769,000 at December 28, 1996 and December 30, 1995, respectively, is included in accrued payroll and other compensation in the accompanying balance sheets.

  On September 27, 1996, the Company granted 200,000 stock options related to the new common stock to an executive of the Company, at an option price of $7.10 per share, which represented the Board's estimate of the approximate fair market value of the Common Stock at that time. None of these shares were exercised, canceled, or forfeited during 1996. The shares are exercisable starting September 27, 1997 and vest ratably over a three-year period.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

      Net loss, as reported........................................... $(2,540)
      Net loss, pro forma.............................................  (2,608)
      Net loss per share, as reported................................. $  (.25)
      Net loss per share, pro forma...................................    (.26)

  The assumption regarding the stock options issued to the executive in 1996 was that 33% of such options vested each year over a three-year period from the date of grant. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 35%; risk free interest rate of 6.58%; and expected life of five years.

 Postretirement Benefits

  The Company provides reduced life insurance benefits to retired employees who were employed prior to January 1, 1974. On January 3, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the expected cost of these benefits be charged to expense during the years that the employees render service. This was a change from the Company's prior policy of recognizing postretirement benefits on a cash basis. Based on actuarial estimates using currently available data, the postretirement benefit obligation at January 3, 1993, measured in accordance with SFAS No. 106, was approximately $2,400,000. The Company elected to amortize the obligation over a 10.5-year period, the average remaining life expectancy of the participants, beginning January 3, 1993. The Company recognized the unamortized transition obligation associated with the adoption of SFAS No. 106 in the nine months ended September 28, 1996 as a result of the implementation of fresh start reporting.

  The net periodic postretirement benefit cost includes the following components for the three months ended December 28, 1996, the nine months ended September 28, 1996, and the years ended December 30, 1995 and December 31, 1994, (in thousands):

                                                                         THREE MONTHS| NINE MONTHS      YEAR         YEAR
                                                                            ENDED    |    ENDED        ENDED        ENDED
                                                                         DECEMBER 28,|SEPTEMBER 28, DECEMBER 30, DECEMBER 31,
                                                                             1996    |    1996          1995         1994
                                                                         ------------|------------- ------------ ------------
                                                                                     |
Interest cost on accumulated postretirement benefit obligation..........     $32     |   $   96         $146         $165
Amortization of transition benefit......................................       0     |      172          229          229
Recognition of transition obligation....................................       0     |    1,543            0            0
                                                                             ---     |   ------         ----         ----
                                                                             $32     |   $1,811         $375         $394
                                                                             ===     |   ======         ====         ====

  The accumulated postretirement benefit obligation was determined using a discount rate of 8%.

 Pension Plan

  The Company maintains a noncontributory defined benefit pension plan covering substantially all of its hourly and salaried employees. The benefits under the plan are based on years of service during which the employees participate in the plan. The Company's funding policy is to contribute an amount based on actuarially determined values required to sustain the plan on a sound financial basis.

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

  The Company recognized previously unrecognized and deferred items such as the net transition obligation, prior service cost, and (gains) losses in the nine months ended September 28, 1996 as a result of the implementation of fresh start reporting.

  The net periodic pension cost consisted of the following components (in thousands):

                                                                         THREE MONTHS| NINE MONTHS
                                                                            ENDED    |    ENDED
                                                                         DECEMBER 28,|SEPTEMBER 28, DECEMBER 30, DECEMBER 31,
                                                                             1996    |    1996          1995         1994
                                                                         ------------|------------- ------------ ------------
                                                                                     |
Service cost--benefits earned during the period.........................     $284    |   $  853        $1,358       $1,629
Actual (return) loss on plan assets.....................................      (66)   |     (200)         (423)         132
Interest cost on projected benefit obligation...........................      156    |      468           419          311
Net amortization and deferral...........................................        0    |       17            73         (316)
Recognition of deferred items...........................................        0    |      985             0            0
                                                                             ----    |   ------        ------       ------
Net periodic pension cost...............................................     $374    |   $2,123        $1,427       $1,756
                                                                             ====    |   ======        ======       ======

  The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets (in thousands):

                                                                                                      DECEMBER 28,|DECEMBER 30,
                                                                                                          1996    |    1995
                                                                                                      ------------|------------
                                                                                                                  |
Accrued pension cost:                                                                                             |
  Accumulated and prejected benefit obligation, including vested benefits of $7,323 and $5,754 for                |
   1996 and 1995, respectively.......................................................................    $7,969   |   $6,937
Less plan assets at fair value.......................................................................    (7,015)  |   (5,497)
                                                                                                         ------   |   ------
Projected benefit obligation in excess of plan assets................................................       954   |    1,440
Unrecognized net loss................................................................................       (60)  |     (950)
Unrecognized net transition obligation at adoption date of plan, being recognized over 15 years,                  |
 included in other assets............................................................................         0   |       (4)
Unrecognized prior service cost, being recognized over 15 years, included in                                      |
 other assets........................................................................................         0   |     (155)
Adjustment required to recognize minimum liability...................................................        60   |    1,109
                                                                                                         ------   |   ------
Accrued pension liability............................................................................    $  954   |   $1,440
                                                                                                         ======   |   ======

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation in 1996 and 1995 was 8.25%. The expected long-term rate of return on assets used in 1996 and 1995 was 9%.

8. TRANSACTIONS WITH AFFILIATES

  On April 2, 1993, T.B. Wood's Corporation ("Woods") acquired new product lines and completed a recapitalization. In settlement of amounts owed on a note payable to the Company (the "Woods Note"), the Company received a cash payment of $5,560,000, two new notes, and a warrant exercisable by the Company to purchase up to 375,000 shares of common stock of Woods at an exercise price of $.003 per share. The new notes received consisted of (i) a ten-year, $13,218,000 subordinated promissory note, with semiannual interest payments of $576,000 commencing on the third anniversary of the date of the note, and a final payment of

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994 principal and interest due at maturity, and (ii) a ten-year, $2,000,000 noninterest-bearing subordinated promissory note. The $2,000,000 note was paid in full on August 26, 1994. The carrying value of the $13,218,000 subordinated promissory note plus accrued interest was calculated by discounting future cash flows at 8.5%. The Company believes that the consideration received from Woods approximated the fair value resulting from an arms-length transaction.

  In December 1993, the Company exercised its warrants to purchase 375,000 shares of Woods common stock. The investment in Woods was accounted for under the cost method. During the first quarter of 1996, the Company sold all 375,000 shares of common stock as part of Woods' initial public offering. As a result of the sale, the Company received net proceeds of approximately $4,200,000.

  On July 18, 1996, Woods prepaid the subordinated promissory note and all accrued interest through that date. The Company received approximately $10,700,000 in consideration for the subordinated promissory note and recorded a loss, reflected in additional paid-in capital, of $5,016,000.

  Pursuant to a management services agreement dated April 1, 1989, The NTC Group, Inc. ("NTC") provided certain management, corporate development, and financial consulting services to the Company. The management services agreement provided that NTC receive a management fee equal to the lesser of 2% of the Company's average equity book value plus interest-bearing debt, as defined, or $4,000,000. The Company incurred expenses of $1,993,000, $3,368,000, and $4,000,000 for the nine months ended September 28, 1996, and for the years ended December 30, 1995 and December 31, 1994, respectively, which is shown as management fees to affiliate in the accompanying statements of operations. Pursuant to the Plan, $1,830,000 of accrued management fees were forgiven by NTC as of September 28, 1996, and the management services agreement was terminated.

9. SIGNIFICANT CUSTOMERS

  The Company's ten largest customers accounted for approximately 37% of net sales for the three months ended December 28, 1996 and the nine months ended September 28, 1996 and 38% for the years ended December 30, 1995 and December 31, 1994. Of these, one customer accounted for approximately 12.3% of net sales for the three months ended December 28, 1996 and the nine months ended September 28, 1996, and 11.5% and 10.5% of net sales for the years ended December 30, 1995 and December 31, 1994, respectively.

10. COMMITMENTS AND CONTINGENCIES

 Litigation

  The Company is subject to certain legal actions arising in the ordinary course of its business. In management's opinion, the outcome of these actions will not have a material adverse effect on the Company's financial position or results of operations.

 Environmental Matters

  The Company is involved in certain proceedings governed by environmental laws and regulations, including a proceeding under CERCLA in which the Company has been named as one of several hundred third-party defendants. The potential costs to the Company related to all those environmental matters are uncertain due to such factors as the unknown magnitude of possible pollution and cleanup costs, the complexities and evolving nature of governmental laws and regulations and their interpretations, the timing, varying costs, and effectiveness

                               THE BIBB COMPANY

          DECEMBER 28, 1996, DECEMBER 30, 1995, AND DECEMBER 31, 1994

of alternative cleanup technologies, and the determination of the Company's liability in proportion to other potential responsible parties.

  The Company has not accrued any environmental liabilities as of December 28, 1996, due to management's assessment that the likelihood that the ongoing proceedings would have a material adverse outcome is remote. However, the Company has budgeted and expects to incur approximately $2 million in environmental capital expenditures, including construction of new wastewater treatment facilities at the Brookneal plant, over the next three years in order to comply with a Special Order on Consent with the Virginia Water Control Board.

 Leases

  The Company leases office space, office equipment, and other items under noncancelable operating leases. Rental expense under these noncancelable operating leases was approximately $2,426,000 for the three months ended December 28, 1996, $7,279,000 for the nine months ended September 28, 1996, and $9,407,000 and $9,344,000 for the years ended December 30, 1995 and December 31, 1994, respectively.

  At December 28, 1996, future minimum lease payments under noncancelable operating leases are as follows (in thousands):

           1997...................................... $ 7,334
           1998......................................   6,229
           1999......................................   4,448
           2000......................................   1,903
           2001......................................       5
                                                      -------
                                                      $19,919
                                                      =======

 Other

  At December 28, 1996, the Company had contractual commitments in the ordinary course of business to purchase approximately $17,132,000 of inventory, with delivery dates through July 1997. These commitments are not expected to result in future losses. It is the Company's policy to accrue for any such losses should they occur.

  The Company had contractual commitments to make minimum guaranteed payments under various product licensing agreements expiring through December 31, 1998 of approximately $2,367,000. These commitments are not expected to result in future losses.

  During 1991, the Company entered into a cogeneration energy supply agreement with an unrelated party wherein the Company has committed to purchase all steam and chilled water consumed at the Roanoke plants at prices as defined in the agreement for a period of 25 years. Pursuant to the sale of the Company's terry operations in February 1997 (Note 1), the agreement was terminated.

                                THE BIBB COMPANY

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                 FOR THE THREE MONTHS ENDED DECEMBER 28, 1996,

                   THE NINE MONTHS ENDED SEPTEMBER 28, 1996,

          AND THE YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 31, 1994

                                 (IN THOUSANDS)

                                            ADDITIONS
                                       -------------------
                              BALANCE
                                AT     CHARGED TO CHARGED               BALANCE
                             BEGINNING COSTS AND  TO OTHER             AT END OF
                             OF PERIOD  EXPENSES  ACCOUNTS DEDUCTIONS*  PERIOD
                             --------- ---------- -------- ----------- ---------
THREE MONTHS ENDED DECEMBER
 28, 1996:
  Allowance for doubtful
   accounts, discounts, and
   claims..................    $   0     $ 191     $1,397    $     0    $1,588
NINE MONTHS ENDED SEPTEMBER
 28, 1996:
  Allowance for doubtful
   accounts, discounts, and
   claims..................    5,134     2,388      2,785    (10,307)        0
YEAR ENDED DECEMBER 30,
 1996:
  Allowance for doubtful
   accounts, discounts, and
   claims..................    4,667       491      8,363     (8,387)    5,134
YEAR ENDED DECEMBER 31,
 1994:
  Allowance for doubtful
   accounts, discounts, and
   claims..................    3,686     1,346      7,860     (8,225)    4,667

--------
* Deductions represent the write-off of uncollectible receivables, net of recoveries, and for the nine months ended September 28, 1996, the write-off of the allowance account in order to state accounts receivable at fair value in accordance with fresh start reporting.

                                THE BIBB COMPANY

                            CONDENSED BALANCE SHEETS

                      MARCH 29, 1997 AND DECEMBER 28, 1996

                     (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        MARCH 29   DECEMBER 28,
                                                          1997         1996
                        ASSETS                         ----------- ------------
                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...........................  $    157     $  3,206
  Restricted cash.....................................         0            0
  Accounts receivable, net of allowances for doubtful
   accounts, discounts, and claims of $1,458 and
   $1,588 as of March 29, 1997 and December 28, 1996,
   respectively.......................................    52,144       55,128
  Inventories.........................................    69,834       72,282
  Assets held for sale................................         0       37,012
  Prepaid expenses and other current assets...........     3,289        2,033
                                                        --------     --------
    Total current assets..............................   125,424      169,661
PROPERTY, PLANT and EQUIPMENT, NET....................    57,546       58,642
INVESTMENT IN AND NOTE RECEIVABLE FROM WOODS
 CORPORATION..........................................         0            0
OTHER ASSETS..........................................     4,195        4,397
                                                        --------     --------
                                                        $187,165     $232,700
                                                        ========     ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt................  $  2,480     $  5,237
  Accounts payable....................................    28,899       36,466
  Accrued payroll and other compensation..............    16,165       14,607
  Accrued interest....................................       400          681
  Other accrued liabilities...........................     2,203        5,768
                                                        --------     --------
    Total current liabilities.........................    50,147       62,759
                                                        --------     --------
LONG-TERM DEBT, less current maturities...............    52,826       84,093
                                                        --------     --------
COMMITMENTS AND CONTINGENCIES.........................       --           --
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000 shares
   authorized, 0 shares issued and outstanding........         0            0
  Common stock, $.01 par value, 12,000,000 shares
   authorized; 10,075,163 shares issued and
   outstanding........................................       101          100
  Additional paid-in capital..........................    88,882       88,348
  Retained deficit....................................    (4,731)      (2,540)
  Minimum pension liability adjustment................       (60)         (60)
                                                        --------     --------
    Total stockholders' equity........................    84,192       85,848
                                                        --------     --------
                                                        $187,165     $232,700
                                                        ========     ========

     The accompanying notes are an integral part of the condensed financial statements (unaudited).

                               THE BIBB COMPANY

                      CONDENSED STATEMENTS OF OPERATIONS

         FOR THE THREE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996

                    (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                                          THREE MONTHS ENDED
                                                                                                        ----------------------
                                                                                                         MARCH 29   | MARCH 30
                                                                                                           1997     |   1996
                                                                                                        ----------  | --------
                                                                                                                    |
NET SALES.............................................................................................. $   68,052  | $ 81,538
COST OF SALES..........................................................................................     62,070  |   73,735
                                                                                                        ----------  | --------
  Gross Profit.........................................................................................      5,982  |    7,803
SELLING AND ADMINISTRATIVE EXPENSES....................................................................      6,585  |    8,584
MANAGEMENT FEES TO AFFILIATE...........................................................................          0  |      672
                                                                                                        ----------  | --------
  Operating Loss.......................................................................................       (603) |   (1,453)
OTHER (EXPENSE) INCOME                                                                                              |
  Interest expense:                                                                                                 |
  Senior and other debt................................................................................     (1,219) |   (1,259)
  Subordinated bonds...................................................................................          0  |   (5,575)
  Interest income from T.B Wood's Corporation..........................................................          0  |      293
  Loan fee amortization and related expense............................................................       (274) |     (156)
  Other, net...........................................................................................        (95) |    3,392
                                                                                                        ----------  | --------
                                                                                                            (1,588) |   (3,305)
                                                                                                        ----------  | --------
LOSS BEFORE REORGANIZATION ITEMS AND EXTRAORDINARY ITEM................................................ $   (2,191) | $ (4,758)
REORGANIZATION ITEMS:                                                                                               |
  Professional fees and other expenses.................................................................          0  |        0
  Adjusts accounts to fair value.......................................................................          0  |        0
EXTRAORDINARY ITEM, gain on discharge of debt..........................................................          0  |        0
                                                                                                        ----------  | --------
NET LOSS............................................................................................... $   (2,191) | $ (4,758)
                                                                                                        ==========  | ========
NET LOSS PER SHARE OF COMMON STOCK(1).................................................................. $    (0.22) | $     --
                                                                                                        ==========  | ========
WEIGHTED AVERAGE SHARES OUTSTANDING(1)................................................................. 10,075,163  |       --
                                                                                                        ==========  | ========

--------

(1) Share and per share amounts for the quarter ended March 30, 1996 have not been presented because they are not meaningful due to the implementation of fresh start reporting and the substantial change in the number of shares outstanding subsequent to the consummation of the Plan (See Note 1 to the Condensed Financial Statements (Unaudited)).

    The accompanying notes are an integral part of the condensed financial statements (unaudited).

                                THE BIBB COMPANY

          CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                   FOR THE THREE MONTHS ENDED MARCH 29, 1997

                              (IN THOUSANDS)
                                  (UNAUDITED)

                             COMMON                          MINIMUM
                             STOCK    ADDITIONAL RETAINED    PENSION
                             ($.01     PAID-IN   EARNINGS   LIABILITY
                           PAR VALUE)  CAPITAL   (DEFICIT)  ADJUSTMENT  TOTAL
                           ---------- ---------- ---------  ---------- --------
Balance, December 28,
 1996.....................    $100     $88,348   $ (2,540)    $ (60)   $ 85,848
Stock issuance............       1         534          0         0         535
Net loss..................       0           0     (2,191)        0      (2,191)
                              ----     -------   --------     -----    --------
Balance, March 29, 1997...    $101     $88,882   $ (4,731)    $ (60)   $ 84,192
                              ====     =======   ========     =====    ========

     The accompanying notes are an integral part of the condensed financial statements (unaudited).

                                THE BIBB COMPANY

                       CONDENSED STATEMENTS OF CASH FLOWS

          FOR THE THREE MONTHS ENDED MARCH 29, 1997 AND MARCH 30, 1996

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                                          THREE MONTHS ENDED
                                                                                                          ---------------------
                                                                                                          MARCH 29  |  MARCH 30
                                                                                                            1997    |   1996
                                                                                                          --------- | ---------
                                                                                                                    |
CASH FLOWS FROM OPERATING ACTIVITIES                                                                                |
 Net loss................................................................................................ $  (2,191)| $  (4,758)
 Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:                        |
  Depreciation and amortization..........................................................................     2,117 |     2,893
  Loan fee amortization and related expenses.............................................................       274 |       156
  Net (gain) loss on sale and retirement of assets.......................................................        12 |      (408)
  Net gain on sale of investment.........................................................................         0 |    (3,685)
  Interest receivable on note receivable from T.B. Wood's Corporation....................................         0 |      (293)
  Changes in operating assets and liabilities, net of reorganization items:                                         |
  Restricted cash........................................................................................         0 |    (5,963)
  Accounts receivable....................................................................................     2,984 |     2,213
  Inventories............................................................................................     2,448 |    (1,059)
  Assets held for sale...................................................................................    37,012 |         0
  Prepaid expenses and other current assets..............................................................    (1,256)|      (541)
  Accounts payable and accrued liabilities...............................................................    (9,326)|     7,832
  Reorganization items:                                                                                             |
   Professional fees and other expenses..................................................................         0 |         0
   Adjust accounts to fair value.........................................................................         0 |         0
   Extraordinary gain on discharge of debt...............................................................         0 |         0
                                                                                                          --------- | ---------
    Net cash provided by (used in) operating activities..................................................    32,074 |    (3,613)
                                                                                                          --------- | ---------
CASH FLOWS FROM INVESTING ACTIVITIES:                                                                               |
 Capital expenditures....................................................................................    (2,527)|      (831)
 Proceeds from sale of fixed assets......................................................................     1,869 |       619
 Proceeds from the sale of investment....................................................................         0 |     4,185
 Repayment of note receivable from T.B. Wood's Corporation, net..........................................         0 |         0
 Other, net..............................................................................................      (441)|      (424)
                                                                                                          --------- | ---------
    Net cash (used in) provided by investing activities..................................................    (1,099)|     3,549
                                                                                                          --------- | ---------
CASH FLOWS FROM FINANCING ACTIVITIES:                                                                               |
 Repayments of long-term debt............................................................................    (3,019)|         0
 Net (repayments) borrowings of senior debt..............................................................   (21,923)|        55
 Repayments of term loan.................................................................................    (9,082)|         0
 Proceeds from exercise of stock options.................................................................         0 |         0
 Loan fees...............................................................................................         0 |         0
                                                                                                          --------- | ---------
    Net cash (used in) provided by financing activities..................................................   (34,024)|        55
                                                                                                          --------- | ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS................................................................    (3,049)|        (9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........................................................     3,206 |       149
                                                                                                          --------- | ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............................................................... $     157 | $     140
                                                                                                          --------- | ---------
SUPPLEMENTAL CASH FLOW DISCLOSURES:                                                                                 |
 Interest paid........................................................................................... $   1,211 | $   2,135
                                                                                                          --------- | ---------
 Capital stock issued for reorganization expenses........................................................ $     535 | $       0
--------------------------------------------------                                                                  |
                                                                                                          ========= | =========

    The accompanying notes are an integral part of these condensed financial statements (unaudited).

                               THE BIBB COMPANY

           NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF INTERIM PRESENTATION

  The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the Company's financial position as of March 29, 1997 and the results of its operations and its cash flows for three month period ended March 29, 1997 and March 30, 1996, have been included. Operating results for the three month period ended March 29, 1997 are not necessarily indicative of the results that may be expected for the year ending January 3, 1998. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC's rules and regulations. The condensed financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 28, 1996. The balance sheet at December 28, 1996, has been taken from these statements.

  On September 12, 1996, the United States Bankruptcy Court for the District of Delaware issued an order confirming the reorganization plan (the "Plan"). The Plan was consummated on September 27, 1996 (effective September 28, 1996 for financial reporting purposes).

  The financial statements as of and for the three months ended March 29, 1997 are presented for the Company after the consummation of the Plan. These statements were prepared under the principles of fresh start reporting and are not comparable to the statements of prior periods, except for the balance sheets. Accordingly, a line has been used to separate the financial statements of the Company after the consummation of the Plan from those of the Company prior to the consummation of the Plan.

  Unless the context otherwise requires, the "Company" means The Bibb Company, a Delaware corporation.

2. SIGNIFICANT ITEMS AFFECTING FINANCIAL STATEMENTS

  Two significant items occurred during the quarter ended March 29, 1997, which included (a) a plan to restructure operations at the plants to improve efficiency and, (b) the completion of the previously announced sale of the Company's terry products business.

 Plant Restructuring

  In January 1997, the Company announced plans to reconfigure its manufacturing activities at several facilities. The changes included (i) outsourcing a portion of Consumer Products muslin greige sheeting, (ii) outsourcing all Apparel Fabrics yarn, (iii) consolidation of all Consumer Bedding printing at the Brookneal, Virginia facility, (iv) expansion of automated sheet sewing at Brookneal and (v) consolidation of Consumer Products retail bedding distribution at the Sargent, Georgia facility. In conjunction with these changes, the Company reduced manufacturing activities at the Columbus, Georgia and Juliette, Georgia facilities and increased the manufacture of muslin greige sheeting at the Greenville, South Carolina facility.

 Sale of the Terry Business

  In connection with a restructuring plan, in February 1997, the Company sold its terry products business, which manufactured bath towels and other terry products sold primarily to retailers and institutional distributors (the "Terry Business"), to WestPoint Stevens Inc., ("WestPoint"). In conjunction therewith, effective September 28, 1996, the Company classified the assets of the Terry Business as "assets held for sale" based on

                             THE BIBB COMPANY
the net proceeds of the sale, including losses related to the Terry Business from December 29, 1996 through February 21, 1997, and the results of operations of the Terry Business were, therefore, eliminated from the Company's statement of operations in the quarter ended March 29, 1997. In connection with the sale of the Terry Business, the Company agreed to sell to WestPoint certain yarn and greige terry cloth at cost, for a period of up to 6 months.

3. INVENTORIES

  The major classes of inventories were as follows (in thousands):

                                                          MARCH 29, DECEMBER 28,
                                                            1997        1996
                                                          --------- ------------
     Raw materials and supplies.......................... $  9,486    $  9,018
     Work-in-process.....................................   31,050      33,463
     Finished goods......................................   29,014      29,517
                                                          --------    --------
       Total at FIFO cost................................   69,550      71,998
     Excess of LIFO cost over FIFO cost..................      284         284
                                                          --------    --------
       Total at LIFO cost................................ $ 69,834    $ 72,282
                                                          ========    ========

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant, and equipment consist of the following (in thousands):

                                                          MARCH 29, DECEMBER 28,
                                                            1997        1996
                                                          --------- ------------
     Machinery and equipment.............................  $38,276    $36,425
     Land, buildings, and improvements...................   23,040     24,316
                                                           -------    -------
                                                            61,316     60,741
     Less accumulated depreciation.......................    3,770      2,099
                                                           -------    -------
                                                           $57,546    $58,642
                                                           =======    =======

5. LONG-TERM DEBT

  Long-term debt at March 29, 1997 and December 28, 1996 consisted of the following (in thousands):

                                                         MARCH 29, DECEMBER 28,
                                                           1997        1996
                                                         --------- ------------
Line of credit under Loan and Security Agreement........  $49,231    $71,154
Term loan under Loan and Security Agreement.............    5,562     14,644
Industrial development revenue bonds, variable rate of
 interest...............................................        0      3,000
Other...................................................      513        532
                                                          -------    -------
                                                           55,306     89,330
Less current maturities.................................    2,480      5,237
                                                          -------    -------
                                                          $52,826    $84,093
                                                          =======    =======

  The Loan and Security Agreement dated as of September 12, 1996, by and among Congress Financial Corporation, as agent, and the lenders party thereto and the Company ("The New Credit Agreement") became operative, thereby providing the Company with a source of financing. The agreement was amended on April 25, 1997 to provide for, (i) an increase of the Supplemental Capital Expenditures Allowance, as defined, from $6,000,000 to $16,000,000, (ii) a release of the $10,000,000 Term Loan Reserve, as defined, (iii) an adjustment in the formula used to determine the interest rate of the Eurodollar Rate loans and, (iv) changes in the formulas used in determining loan covenant compliance.